

3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER
Tel: +44 (0)20 7569 0100 Fax: +44 (0)20 7569 0200 www.oldmutual.com


BEST AVAILABLE COPY
RECEIVED
JAN 29 2002
187
02002833

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

7 January 2002

Attention: Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 20 September 2001:

- Announcement dated 28 September 2001 of applications made by OM plc for listing & trading of 190,356,631 new Ordinary Shares in OM plc issued to St Paul Fire and Marine Insurance Company on 27 September 2001 on escrow closing of the acquisition of Fidelity and Guaranty Life Insurance Company;
- Announcement dated 28 September 2001 regarding completion of OM's purchase of Fidelity & Guaranty Life Insurance Company from the St Paul Companies for $635 million in cash and stock;
- Press release by OM plc dated 2 October 2001, advising that St Paul Fire and Marine Insurance Company had a notifiable interest in shares of OM plc representing 5.0858% of the then current issued ordinary share capital;
- Announcement dated 9 October 2001 of notification of the purchase by J H Sutcliffe, a director of OM plc, of 50,000 ordinary shares of 10 pence each in OM plc on 8 October 2001.
- Currency conversion rates announced on 16 October 2001 for the interim dividend payable on shares in OM plc for the six months ended 30 June 2001;
- Announcement dated 18 October 2001 relating to the combining of the asset management activities and operations of Old Mutual Asset Managers and Gerrard Investment Funds;
- Circular dated 18 October 2001 addressed to registered holders on the Company's South African branch register relating to the implications of Old Mutual plc's admission to the South African paperless share transaction system, STRATE;

dlw 1/31



OLD MUTUAL

- Announcement dated 8 November 2001 containing a trading statement by OM plc ahead of briefing meetings for analysts and investors on its US businesses;
- Announcements by OM plc dated 13 November 2001 relating to (i) the proposed merger of Permanent Bank and Old Mutual Bank and (ii) the decision by Mutual & Federal Insurance Company Ltd, a 51% owned subsidiary of OM plc, to pay a special dividend of 350 cents per share;
- Announcement dated 21 November 2001 by Nedcor Limited of the sale of 30% of Peoples Bank to two black empowerment groups;
- Announcements by OM plc of 29 November 2001 of the discontinuance of further dividend remittances to shareholders who had not encashed any of their previous dividends;
- Announcement dated 5 December 2001 that principals of institutional asset manager, Investment Counselors of Maryland, had purchased a significant equity stake in the firm; and
- Announcement by OM plc dated 12 December 2001, relating to Aberdeen Asset Management plc's entry into an agreement, subject to regulatory approval, to acquire Old Mutual International (Isle of Man) Limited.

Yours faithfully,

M C Murray
Group Company Secretary
Old Mutual plc

OLD MUTUAL PLC

Old Mutual plc ("the Company") expects that 190,356,631 new Ordinary Shares in the Company issued to St Paul Fire and Marine Insurance Company yesterday on escrow closing of the acquisition of Fidelity and Guaranty Life Insurance Company, will be admitted to listing on the UK Listing Authority's official list and trading on the London Stock Exchange later today, Friday. Applications were made on 26 June 2001 to the UK Listing Authority for the listing, and to the London Stock Exchange for admission to trading, of these shares.

As reported in the original announcement of the Fidelity and Guaranty Life transaction, the shares issued as part of the purchase consideration are subject to a one year "lock-up" agreement.

Applications are also being made for listing of these shares on the four African stock exchanges where the Company's shares are listed and these are expected to become effective shortly.

28 September 2001

ENQUIRIES:

Old Mutual plc, London **Tel: + 44 20 7569 0100**
James Poole, Director Investor Relations

College Hill, London **Tel: + 44 20 7457 2020**
Gareth David

College Hill, Johannesburg **Tel: + 27 11 447 3030**
Robyn Hunt

OLD MUTUAL PLC

Old Mutual completes purchase of F&G Life

Baltimore, MD (September 28, 2001) – Old Mutual plc (LSE: OML), an international diversified financial services group headquartered in London, England, completed the purchase today of Fidelity and Guaranty Life Insurance Company (F&G Life), a Baltimore-based life insurance, annuity and structured settlements company.

Old Mutual purchased F&G Life from The St. Paul Companies (NYSE: SPC) for $635 million in cash and stock . The deal, which was announced 26 April 2001, was concluded following receipt of regulatory approval in Maryland and New York, where F&G Life operates through its Thomas Jefferson Life subsidiary.

The purchase of F&G Life provides Old Mutual with a strong presence in the United States life insurance market. It has an established brand with well-developed sales channels, a diversified product portfolio and knowledge of the vast U.S. market," said Guy Barker, chief executive of Old Mutual's U.S. Life operations.

F&G Life joins a diversified financial services group with corporate goals for growth and diversification. The acquisition will add considerable resources to F&G Life, which it will use to expand product development, technology, service and customer support of its sales channel and distribution network.

This union creates a strategic alignment for F&G Life with Old Mutual that will translate into substantial added benefit and value for our customers, agents, employees and stockholders in the years ahead," said Harry N. Stout, president of F&G Life.

Old Mutual's Chief Executive Officer (designate), Jim Sutcliffe explained:

"The U.S. market represents a strategic priority for Old Mutual, primarily due to access to the world's largest market for financial services, as well as demographic trends that support long-term growth." Sutcliffe added, "Building a quality life insurance platform is an important element of Old Mutual's U.S. strategy to expand its operations and become one of the world's largest life insurance providers."

Old Mutual and F&G Life have no significant direct exposure to losses as a result of the tragic events that took place in the U.S. on September 11, 2001. Sutcliffe stated:

"Old Mutual has expressed deep sympathy with the American people, particularly those directly affected and who have lost loved ones as a result of these horrific events."

The Old Mutual group managed in excess of $234 billion in funds as at June 30, 2001and has approximately 3.8 million life assurance policyholders, 2.4 million banking customers, 400,000 short-term insurance policyholders and more than 900,000 unit trust accounts worldwide. Old Mutual's primary listing is on the London Stock Exchange (symbol OML) and it is a FTSE 100 financial services group, and ranks as a Fortune Global 500 company.

With more than $7.1 billion in assets (U.S. GAAP), F&G Life has offered a diverse portfolio of annuities and life insurance products since 1959. The company distributes financial products through a network of independent agents/brokers in all 50 states of the U.S. and has recently increased sales to more than $1 billion a year. F&G Life enjoys some of the industry's best new business and claims payment processing turnaround times.

F&G Life will continue to operate under its own name and remain in its Baltimore headquarters, where the majority of the company's 185 employees work.

For more information, visit the Fidelity and Guaranty Life Web site at www.fglife.com, or the Old Mutual Web site at www.oldmutual.com.

28 September 2001

ENQUIRIES:

Old Mutual plc, London — **Tel: + 44 20 7569 0100**
James Poole, Director Investor Relations

Fidelity & Guaranty Life — **Tel: +1 410 895 0050**
Mark T. Stone

College Hill, London — **Tel: + 44 20 7457 2020**
Gareth David

Old Mutual plc

Share interests

Old Mutual plc has been informed, by a letter dated 1 October 2001 received yesterday, that St Paul Fire and Marine Insurance Company has a notifiable interest, for the purposes of Part VI of the UK Companies Act 1985, in shares representing 5.0858% of the current issued ordinary share capital of Old Mutual plc.

The shares concerned were issued on 27 September 2001, in connection with the completion of the acquisition, announced on 28 September 2001, of Fidelity and Guaranty Life Insurance by the Old Mutual group.

2 October 2001

Enquiries

Old Mutual plc **+44 (0) 20 7569 0109**
Martin Murray, Group Company Secretary

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Old Mutual plc

Full Issuer Name:
Old Mutual plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Jenny Roscow

Tel. No:
020 7569 0110

Announcement Given To Third Parties:
Yes - JSE

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Old Mutual plc

2 Name of director:
J H Sutcliffe

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr J H Sutcliffe

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
N/A

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase of ordinary shares

7 Number of shares/amount of stock acquired:
50,000

8 Percentage of issued class:
-

9 Number of shares/amount of stock disposed:
-

10 Percentage of issued class:
-

11 Class of security:
Ordinary Shares of 10 pence each

12 Price per share:
1.0925 pounds sterling

13 Date of transaction:
8 October 2001

14 Date company informed:
9 October 2001

15 Total holding following this notification:
130,121 shares, together with contingent interest in a further 577,529 shares under the Company's restricted share plan

16 Total percentage holding of issued class following this notification:
0.02% (including the contingent interest mentioned in 15 above)

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
M C Murray

24 Contact telephone number:
020 7569 0109

25 Name of company official responsible for making notification:
Jenny Roscow

Additional Information:

NNNN

OLD MUTUAL PLC

Interim Dividend for the six months ended 30 June 2001
Currency Conversion

In the interim results announcement of Old Mutual for the six months ended 30 June 2001 published on 4 September 2001, the directors declared an interim dividend of 1.7p per share.

The record date for this dividend payment is 19 October 2001 for all the exchanges where Old Mutual shares are listed. The ex-dividend date is the opening of business tomorrow, 17 October 2001 on all those exchanges.

The local currency equivalents of the proposed dividend have now been established, using the exchange rates prevailing on 15 October 2001.

The dividend in Zimbabwe is 1.3658 Zimbabwe dollars per share which will be paid on 30 November 2001.

16 October 2001

ENQUIRIES:

Old Mutual plc — **Tel: + 44 20 7569 0100**
London James Poole, Director Investor Relations

Old Mutual, Zimbabwe — **Tel: + 263 4 308400**
Simon Hammond, Financial Director

College Hill
London Nicholas Williams — **Tel: + 44 20 7457 2020**
Johannesburg Robyn Hunt — **Tel: + 27 11 447 3030**

Transfer Secretaries / Registrars
Corpserve (Private) Limited
Zimbabwe call centre: — **Tel: +263 4 758193**
Computershare Services
Bristol call centre: — **Tel: +44 870 702 0001**

OLD MUTUAL PLC

Interim Dividend for the six months ended 30 June 2001
Currency Conversion

In the interim results announcement of Old Mutual for the six months ended 30 June 2001 published on 4 September 2001, the directors declared an interim dividend of 1.7p per share.

The record date for this dividend payment is 19 October 2001 for all the exchanges where Old Mutual shares are listed. The ex-dividend date is the opening of business tomorrow, 17 October 2001 on all those exchanges.

The local currency equivalents of the proposed dividend have now been established, using the exchange rates prevailing on 15 October 2001.

The dividend in Namibia is 22.20 Namibian cents per share which will be paid on 30 November 2001.

16 October 2001

ENQUIRIES:

Old Mutual plc **Tel: + 44 20 7569 0100**
London James Poole, Director Investor Relations

Old Mutual, Namibia **Tel: + 264 61 229 3500**
Willem Koegelenberg, Manager Corporate Services

College Hill
London Nicholas Williams **Tel: + 44 20 7457 2020**
Johannesburg Robyn Hunt **Tel: + 27 11 447 3030**

Transfer Secretaries / Registrars
Computershare Services
Bristol call centre: **Tel: +44 870 702 0001**
Johannesburg call centre: **Tel: +27 11 370 7700**

OLD MUTUAL PLC

Interim Dividend for the six months ended 30 June 2001
Currency Conversion

In the interim results announcement of Old Mutual for the six months ended 30 June 2001 published on 4 September 2001, the directors declared an interim dividend of 1.7p per share.

The record date for this dividend payment is 19 October 2001 for all the exchanges where Old Mutual shares are listed. The ex-dividend date is the opening of business tomorrow, 17 October 2001 on all those exchanges.

The local currency equivalents of the proposed dividend have now been established, using the exchange rates prevailing on 15 October 2001.

The dividend in Malawi is 1.5218 Malawi Kwacha per share which will be paid on 30 November 2001.

16 October 2001

ENQUIRIES:

Old Mutual plc **Tel: + 44 20 7569 0100**
London James Poole, Director Investor Relations

Old Mutual, Malawi **Tel: + 265 620 677**
Jean Du Plessis, Managing Director

College Hill
London Nicholas Williams **Tel: + 44 20 7457 2020**
Johannesburg Robyn Hunt **Tel: + 27 11 447 3030**

Transfer Secretaries / Registrars
Nico Corporate Finance
Malawi call centre **Tel: + 265 623 245**
Computershare Services
Bristol call centre: **Tel: +44 870 702 0001**

OLD MUTUAL PLC

Interim Dividend for the six months ended 30 June 2001
Currency Conversion

In the interim results announcement of Old Mutual for the six months ended 30 June 2001 published on 4 September 2001, the directors declared an interim dividend of 1.7p per share.

The record date for this dividend payment is 19 October 2001 for all the exchanges where Old Mutual shares are listed. The ex-dividend date is the opening of business tomorrow, 17 October 2001 on all those exchanges.

The local currency equivalents of the proposed dividend have now been established, using the exchange rates prevailing on 15 October 2001.

These dividends are as follows:

South Africa	22.20 South African cents per share
Malawi	1.5218 Malawi Kwacha per share
Namibia	22.20 Namibian cents per share
Zimbabwe	1.3658 Zimbabwean dollars per share

The interim dividend will be paid on 30 November 2001.

16 October 2001

ENQUIRIES:

Old Mutual plc
London
James Poole, Director Investor Relations — **Tel: + 44 20 7569 0100**
Cape Town
Martin Minnaar, Shareholder Services — **Tel: + 27 21 509 4403**

College Hill
London
Nicholas Williams — **Tel: + 44 20 7457 2020**
Johannesburg
Robyn Hunt — **Tel: + 27 11 447 3030**

Transfer Secretaries / Registrars
Computershare Services
Bristol call centre: — **Tel: +44 870 702 0001**
Johannesburg call centre: — **Tel: +27 11 370 7700**

OLD MUTUAL PLC

Interim Dividend for the six months ended 30 June 2001
Currency Conversion

In the interim results announcement of Old Mutual for the six months ended 30 June 2001 published on 4 September 2001, the directors declared an interim dividend of 1.7p per share.

The record date for this dividend payment is 19 October 2001 for all the exchanges where Old Mutual shares are listed. The ex-dividend date is the opening of business tomorrow, 17 October 2001 on all those exchanges.

The local currency equivalents of the proposed dividend have now been established, using the exchange rates prevailing on 15 October 2001.

The dividend in South Africa is 22.20 South African cents per share which will be paid on 30 November 2001.

16 October 2001

ENQUIRIES:

Old Mutual plc **Tel: + 44 20 7569 0100**
London James Poole, Director Investor Relations

Old Mutual, South Africa **Tel: + 27 21 509 4403**
Martin Minnaar, Communications Manager Shareholder Services

College Hill
London Nicholas Williams **Tel: + 44 20 7457 2020**
Johannesburg Robyn Hunt **Tel: + 27 11 447 3030**

Transfer Secretaries / Registrars
Computershare Services
Bristol call centre: **Tel: +44 870 702 0001**
Johannesburg call centre: **Tel: +27 11 370 7700**

18th October 2001

GERRARD INVESTMENT FUNDS AND OLD MUTUAL ASSET MANAGERS

Old Mutual has today announced that, subject to regulatory approval, it will be combining the asset management activities and operations of Old Mutual Asset Managers and Gerrard Investment Funds, under the management of John Ainsworth, Chief Executive of Old Mutual Asset Managers.

Ridgefield Unit Trust Administration, which provides services for Gerrard Investment Funds and other third party asset managers, will also be under the management of John Ainsworth of Old Mutual Asset Managers.

Commenting on the announcement Edmond Warner, Chief Executive of Old Mutual Financial Services, said:

"*This is an important step, bringing a co-ordinated approach to our UK business and establishing Old Mutual Asset Managers as the Group's UK retail and institutional asset management platform. Gerrard's aim is to be the UK's premier portfolio asset management business, focused on private clients, charities and smaller pensions. We believe that this is the right move for Old Mutual, for Gerrard and for all our clients, combining the key strengths of Old Mutual Asset Managers and Gerrard Investment Funds*".

ENDS

For more information please contact:

Tamsin Rosewell
020 7002 5107

or

Annette Wrigley
020 7002 4512

NOTES TO EDITORS

Old Mutual plc

Old Mutual plc is an international financial services company based in London, with expanding operations in life assurance, asset management, banking and general insurance. Old Mutual is listed on the London Stock Exchange with a market capitalisation of over £5 billion. It is also listed on the Johannesburg, Namibian, Malawi and Zimbabwe stock exchanges. The company operates the largest life assurance business in Southern Africa, through which it provides life, disability and health insurance, retirement savings and investment products to individuals and groups. Life assurance operations in India and the US have been launched this year. During 2000, Old Mutual acquired Gerrard Group and United Asset Management Corporation. The enlarged group had £166 billion of assets under management as at 30.06.01. Old Mutual owns 53.4% of Nedcor, South Africa's highest rated bank, and 51% of the South African general insurance company, Mutual & Federal.

Old Mutual Asset Managers

Old Mutual Asset Managers is owned by Old Mutual plc and provides asset management services in the UK. It manages a range of 18 retail and 9 institutional unit trusts covering the world's largest and more established equity and bond markets, as well as many of the world's emerging stock markets.

Gerrard Investment Funds

Gerrard Investment Funds is a wholly owned subsidiary of Capel Cure Sharp (trading as Gerrard); Capel Cure Sharp (trading as Gerrard) is owned by Old Mutual plc. Gerrard Investment Funds markets a range of 18 unit trusts, including the flagship Hallmark Funds, to private investors.

OLD MUTUAL PLC

Circular relating to STRATE

Old Mutual plc (the "Company") is today sending a circular to shareholders on its South African branch register who hold their shares in certificated form, to explain to them the implications of the Company's prospective admission to STRATE. STRATE, or Share Transactions Totally Electronic, is the paperless settlement system which is being introduced by the JSE Securities Exchange South Africa ("JSE").

Transactions in the Company's shares on the JSE will be subject to electronic settlement through STRATE as from 21 January 2002, and the STRATE rules require that shares be in dematerialised (electronic) form. All trades in the Company's shares entered into on the JSE on or after 14 January 2002 will be affected by the new rules.

For certificated shareholders on the South African branch register, the Company is offering an Issuer-Sponsored Nominee Programme, in conjunction with Computershare Custodial Services Limited, one of the Central Securities Depository Participants under STRATE, to assist them with the dematerialisation process.

Dealings in shares in the Company on the London Stock Exchange or the African exchanges (other than the JSE) where the Company's shares are listed are unaffected by these changes.

The circular is available online at the Company's website www.oldmutual.com and may also be obtained from Mr W Koegelenberg, Old Mutual Namibia, 5th Floor, Mutual Platz, Post Street Mall, Windhoek, Namibia.

18 October 2001

ENQUIRIES:

Old Mutual plc, London
James Poole — **Tel: + 44 20 7569 0100**
Director Investor Relations

Old Mutual, South Africa
Martin Minnaar, — **Tel: + 27 21 509 4403**
Communications Manager, Shareholder Services

College Hill, London
Nicholas Williams — **Tel: + 44 20 7457 2020**

College Hill, Johannesburg
Robyn Hunt — **Tel: + 27 11 447 3030**

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1. If you are in any doubt as to the action you should take in relation to this circular, you should contact Computershare Custodial Services Limited on 086 110 0933 or view the website www.computershare.com or contact your financial consultant or your stockbroker.
2. If you have disposed of all your shares in Old Mutual plc, please forward this document to the stockbroker, banker or agent through whom you disposed of your shares.
3. Shareholders electing to convert their share certificate(s) into uncertificated shares by participating in the Issuer-Sponsored Nominee Programme or by any other procedure to which Computershare Custodial Services is a party are requested to surrender their share certificate(s) in Old Mutual plc under cover of the enclosed blue surrender form and the completed pink custody agreement for a private investor ("custody mandate") by no later than 16:00 on 11 January 2002 and in accordance with the instructions therein.

TRANSACTIONS ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA ("THE JSE") IN THE SHARES OF OLD MUTUAL plc MUST, WITH EFFECT FROM 21 JANUARY 2002, BE SETTLED ELECTRONICALLY THROUGH STRATE. SHAREHOLDERS ELECTING TO CONVERT CERTIFICATED SHARES INTO UNCERTIFICATED FORM SHOULD SURRENDER THEIR SHARE CERTIFICATE(S) BY NO LATER THAN 16:00 ON 11 JANUARY 2002 FOR CONVERSION INTO UNCERTIFICATED SHARES. FAILURE TO DO SO WILL RESULT IN SHARE CERTIFICATES IN OLD MUTUAL plc BEING NO LONGER GOOD FOR DELIVERY FOR TRANSACTIONS ENTERED INTO ON THE JSE ON OR AFTER 14 JANUARY 2002.


OLD
MUTUAL

OLD MUTUAL plc

Registered in England and Wales No. 3591559 and as an external company in each of South Africa (No. 1999/004855/10), Malawi (No. 5282), Namibia (No. F/3591559) and Zimbabwe (No. E1/99)
(ISIN: GB 0007389926)

Circular to shareholders on the South African branch register

Regarding

- **conversion of share certificates into uncertificated shares in accordance with the requirements of STRATE;**
- **implementation of an Issuer-Sponsored Nominee Programme on the South African branch register to assist shareholders to dematerialise existing certificated shares and an invitation to such shareholders to participate in the said programme;**
- **the surrender of original share certificate(s) for validation and conversion to uncertificated shares;**

and incorporating

- **a surrender and share transfer form; and**
- **a custody mandate.**

Sponsor


Merrill Lynch

Smith Borkum Hare
Merrill Lynch South Africa (Pty) Ltd.
Registered Sponsor and
Member of the JSE Securities Exchange South Africa
Registration number 1995/001805/07

Registrars


Computershare

Computershare Services Limited
(Registration number 1958/003546/06)

Issuer-Sponsored Nominee Programme Administrator and Central Securities Depository Participant


Computershare

Computershare Custodial Services Limited
(Registration number 2000/006082/06)

Date of issue: 18 October 2001

Corporate information

Secretary and Registered Office

MC Murray
3rd Floor, Lansdowne House
57 Berkeley Square
London
W1J 6ER

South African Office

Mutualpark
Jan Smuts Drive
Pinelands, 7405
Cape Town

Sponsor on the JSE

Merrill Lynch South Africa (Pty) Ltd
(Registration number 1995/001805/07)
138 West Street
Sandown
Sandton
(PO Box 651987, Benmore, 2010)

Issuer-Sponsored Nominee Programme Administrator and Central Securities Depository Participant

Computershare Custodial Services Limited
(Registration number 2000/006082/06)
3rd Floor, Edura, 41 Fox Street
Johannesburg, 2001
(PO Box 62053, Marshalltown, 2107)

South African Registrars

Computershare Services Limited
(Registration number 1958/003546/06)
2nd Floor, Edura, 41 Fox Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Contents

Important dates and times

The date from which Old Mutual plc shares can be converted into an electronic record to become eligible for settlement in the STRATE environment	Tuesday, 18 December 2001
Share certificate(s), including where applicable the completed blue surrender form and the pink custody mandate, should be surrendered to Computershare Services or the relevant CSDP, by no later than 16:00 on	Friday, 11 January 2002
EXISTING SHARE CERTIFICATE(S) WILL NO LONGER BE GOOD FOR DELIVERY FOR TRANSACTIONS ENTERED INTO ON THE JSE ON OR AFTER	**Monday, 14 January 2002**
First day for trading on the JSE in uncertificated shares in Old Mutual plc	Monday, 14 January 2002
Validated shares surrendered for dematerialisation accepted by and entered into the records of the CSDP, on or before	Wednesday, 16 January 2002
Initial share statement(s) posted by ordinary post to those shareholders that have properly surrendered share certificate(s) on or before 16:00 on 11 January 2002	Friday, 18 January 2002
Thereafter, share statement(s) will be posted by ordinary post or registered post (as the case may be) within ten business days of such subsequent surrender.	
First day for electronic settlement of trades in uncertificated Old Mutual plc shares (T+5) on the JSE	Monday, 21 January 2002

Notes:

1) The above dates and times are subject to change. Any such change(s) will be published in the press.
2) Shareholders wishing to trade in their Old Mutual plc shares during the periods indicated above should in accordance with paragraph 3.1.10 advise their stockbroker that the shares have been surrendered for dematerialisation in terms of this circular.

Definitions

In this circular, unless the context indicates a contrary intention, an expression which denotes a gender includes the other genders, a natural person includes a juristic person, and *vice versa*, the singular includes the plural and *vice versa*, and the following expressions bear the meanings assigned to them below:

"the Act"	the South African Companies Act (Act 61 of 1973), as amended;
"business day"	any day other than a Saturday, Sunday or an official public holiday in South Africa;
"Central Bank Funds"	payments made within the framework provided for in the National Payments System Act (Act 78 of 1998) through CSDP accounts held at the South African Reserve Bank;
"circular"	this circular addressed to Old Mutual plc certificated shareholders on the South African branch register together with its appendices and attachments;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"the Company" or "Old Mutual plc"	Old Mutual plc registered in England and Wales No. 3591559 and registered as an external company in each of South Africa (No. 1999/004855/10), Malawi (No. 5282), Namibia (No. F/3591559) and Zimbabwe (No. E1/99);
"Computershare Custodial Services"	Computershare Custodial Services Limited (registration number 2000/006082/06), a registered depository institution within the provisions of the Custody Act, and accredited as a CSDP under the provisions of section 91A of the Act and the Regulations, being the custodian of the shares in the Company registered in the name of OMSA;
"Computershare Services" or "Registrars"	Computershare Services Limited (registration number 1958/003546/06), the Registrars to the Company in South Africa;
"CSDP"	Central Securities Depository Participant;
"Custody Act"	The Custody and Administration of Securities Act (Act 85 of 1992), as amended;
"custody mandate"	the pink "Custody and Settlement Agreement for a Private Investor" enclosed with this circular to be completed, if applicable, in terms of paragraph 3.1.11 or 3.3.4 of the circular;
"deal routing service"	the service to be provided by Computershare Custodial Services in terms of which participants in the Issuer-Sponsored Nominee Programme may arrange for Old Mutual plc shares to be bought and sold on the JSE;
"dematerialise" or "dematerialisation"	the process prescribed in accordance with rule 6.2 of the STRATE Rules and in terms of section 91A of the Act, by which certificated shares will be converted to an electronic form as uncertificated shares and recorded in the sub-register of shareholders maintained by a CSDP;
"directors"	the board of directors of the Company;
"Issuer-Sponsored Nominee Programme"	the programme initiated by the Company and Computershare Custodial Services to establish and/or appoint OMSA to hold shares on behalf of shareholders in accordance with this circular and the terms and conditions, in order to facilitate the dematerialisation of the shares into uncertificated form in terms of section 91A of the Act and provide certain advantages thereafter to shareholders as detailed in paragraph 3.1 of the circular, including a deal routing service;

"the JSE"	the JSE Securities Exchange South Africa;
"memorandum account"	a sub-account in the sub-register of shareholders of the Company, maintained by Computershare Custodial Services on behalf of a shareholder participating in the Issuer-Sponsored Nominee Programme, recording the name and number of shares of that shareholder registered in the name of OMSA;
"OMSA"	Old Mutual (South Africa) Nominees (Pty) Limited (registration number 1999/004976/07), a wholly owned subsidiary of Old Mutual plc;
"Regulations"	the Uncertificated Securities Regulations, 1999, issued under section 91A(11) of the Act;
"share statement(s)"	statements as contemplated by section 91A(3)(f) of the Act reflecting electronic records of ownership of dematerialised and uncertificated shares held in custody by Computershare Custodial Services on behalf of OMSA;
"shareholders"	the persons who are registered as holders of shares in the Company on the South African branch register, or, where applicable, after dematerialisation, the person who has the beneficial interest in the shares in whatever form registered;
"shares" or "Old Mutual plc shares"	ordinary shares having a par value of 10 pence each in the share capital of the Company;
"South Africa"	the Republic of South Africa;
"STRATE"	Share Transactions Totally Electronic, a clearing and settlement environment for share transactions to be settled and transfers of ownership to be recorded electronically, managed by STRATE Limited (registration number 1998/022242/06), a registered Central Securities Depository in terms of the Custody Act;
"STRATE Rules"	the Rules of STRATE published in Government Notice 2190 of 1999;
"surrender and share transfer form"	the blue form attached to this circular to be completed by shareholders and to accompany surrendered share certificate(s) incorporating the election instruction by the shareholder intending to participate in the Issuer-Sponsored Nominee Programme or otherwise appointing Computershare Custodial Services as the CSDP through which own-name registration will be held;
"T+5"	the settlement system on the JSE, under which settlement takes place five business days after the trading date;
"validation"	the process prescribed in the Regulations read together with rule 6.2.3 of the STRATE Rules to ensure that certificated shares presented for conversion to uncertificated shares comply with the STRATE Rules and contain information that corresponds in every respect with the particulars contained in the register of shareholders of the Company.



OLD MUTUAL plc

Registered in England and Wales No. 3591559 and as an external company in each of South Africa (No. 1999/004855/10), Malawi (No. 5282), Namibia (No. F/3591559) and Zimbabwe (No. E1/99)
(ISIN: GB 0007389926)

Directors
MJ Levett *(Chairman and Chief Executive)*
JH Sutcliffe *(CEO designate)*
NN Broadhurst
WAM Clewlow
CD Collins
PG Joubert
RCM Laubscher
CF Liebenberg
JVF Roberts
CM Stuart

Circular to shareholders on the South African branch register

Dear Shareholder

1. **Introduction**

1.1 I am writing to inform you that, with effect from 14 January 2002, shares in Old Mutual plc traded on the JSE can only be settled by electronic entry through STRATE. Under STRATE, electronic settlement can only be effected for shares held in uncertificated form. **A consequence of this is that share certificates will no longer be good for delivery in respect of transactions entered into on the JSE on or after 14 January 2002.**

1.2 If you wish to be in a position to transact in your Old Mutual plc shares on the JSE on or after 14 January 2002, you must urgently take steps to convert your certificated shares into uncertificated shares.

1.3 The Company has considered the Listings Requirements of the JSE relating to electronic settlement under STRATE from the perspective of its South African shareholders and believes that it is desirable to invite shareholders to participate in an Issuer-Sponsored Nominee Programme that will assist shareholders in converting their certificated shares into uncertificated shares with the appropriate assistance from the Company. Advantages for shareholders participating in the Issuer-Sponsored Nominee Programme are detailed in paragraph 3.1.5 of this circular.

1.4 For shareholders who elect not to participate in the Issuer-Sponsored Nominee Programme, there are a number of further alternatives available as detailed in paragraphs 3.2, 3.3, 3.4 and 3.5 of this circular.

1.5 Paragraph 4 contains a summary of the important issues contained in this circular. This section includes a table of options and actions required and the addresses to which shares can be delivered, for the Issuer-Sponsored Nominee Programme or own-name registration.

2. **Purpose of this circular**

The purpose of this circular is to:

2.1 furnish information concerning the implementation of the Issuer-Sponsored Nominee Programme and in respect thereof:

2.1.1 to provide a blue surrender and share transfer form to effect the conversion of certificated shares into uncertificated form; and

2.1.2 to provide a pink custody mandate to be completed in accordance with paragraph 3.1.11 or 3.3.4;

2.2 enable you to make an election to dematerialise your Old Mutual plc shares in terms of the Issuer-Sponsored Nominee Programme or one of the other options detailed in this circular; and

2.3 inform you of the principal effects of STRATE on future corporate events and transactions in your Old Mutual plc shares.

3. Shareholder options for dematerialisation

Shareholders have five options and we draw your attention, in particular, to the options described in paragraphs 3.1 and 3.2 below. These five options are to:

- accept the invitation to participate in the Issuer-Sponsored Nominee Programme; or
- appoint any CSDP of your choice; or
- dematerialise the shares in your own name; or
- dematerialise your shares through your stockbroker; or
- retain your share certificate(s).

3.1 Accept the invitation to participate in the Issuer-Sponsored Nominee Programme

3.1.1 The Issuer-Sponsored Nominee Programme described below is designed to:

- create a simple and easy mechanism for shareholders to convert their shares to electronic form with the assistance of Old Mutual plc;
- assist in making the scrip validation process more efficient and effective;
- ease the transition into the STRATE environment; and
- enable the Company to retain access to important shareholder information.

3.1.2 The Issuer-Sponsored Nominee Programme is a nominee service that is administered by Computershare Custodial Services, a registered CSDP. The programme allows you to transfer your shares into a nominee company, OMSA, that is directly sponsored by Old Mutual plc to ensure that the Company maintains easy access to its shareholders and their shareholding records. An important feature of the Issuer-Sponsored Nominee Programme is that it will be operated in such a way as to preserve your existing rights as a shareholder, as if your name continued to appear in the Company's main share register. Further information about the contractual relationship between OMSA and the shareholder is contained in the terms and conditions in Appendix 2 to this circular.

3.1.3 Once you have dematerialised your shareholding through the Issuer-Sponsored Nominee Programme, you will be able to trade your Old Mutual plc shares through any stockbroker or by means of a cost-efficient deal routing service to be offered by Computershare Custodial Services.

3.1.4 Share certificates surrendered by you will be received in custody by Computershare Custodial Services, which will arrange for the mandatory validation exercise to be performed by the Registrars. After confirmation has been received that your share certificate has been validated, the shares will be transferred into the name of OMSA and held in electronic form on your behalf.

3.1.5 The principal advantages of the Issuer-Sponsored Nominee Programme to you as a shareholder are as follows:

- the transition into the uncertificated STRATE environment is made easier and all the necessary formalities are undertaken on your behalf by OMSA;
- the initial costs, that would otherwise be incurred by you, relating to settlement and transfer into custody, are subsidised by the Company;
- possible trading delays in the future as a result of late dematerialisation can be avoided;
- the risk of losing or having share certificates stolen or possessing tainted shares is significantly reduced;
- Computershare Custodial Services will create and maintain the details of each shareholder's interest in the Company in the memorandum account that will form part of the electronic sub-register of shareholders; and
- the Company retains the ability to monitor and influence the service provided by Computershare Custodial Services to shareholders.

3.1.6 A shareholder electing to participate in the Issuer-Sponsored Nominee Programme will:

- not have his rights diminished as a result of holding his shares in uncertificated electronic form or in the name of OMSA;
- be sent all notices regarding rights and other benefits accruing to the shares and be in a position to exercise his rights as a shareholder as if he were a shareholder holding certificated shares registered in his own name (see paragraph 4 of the terms and conditions);
- be sent all dividends and any other payments made by the Company relating to his Old Mutual plc shares (see paragraph 2 of the terms and conditions); and
- be entitled to attend any general meeting of the Company as proxy for OMSA by notifying OMSA of his intention to do so (see paragraph 6 of the terms and conditions).

3.1.7 You will receive an initial share statement from Computershare Custodial Services upon dematerialisation of your shares and thereafter share statements will be issued in the following circumstances:

- following any change in your shareholding; and
- in the event of a corporate action; and
- at least twice per annum, usually in conjunction with dividend payments or at such regular intervals as may be prescribed from time to time under the Act.

A share statement will indicate the number of shares that Computershare Custodial Services holds in the name of OMSA on your behalf.

3.1.8 If you surrender your shares for dematerialisation and elect to participate in the Issuer-Sponsored Nominee Programme, by completing and submitting the enclosed blue surrender and share transfer form, you will be deemed to:

- authorise the transfer of your shares into the name of OMSA (in which name your shares will be registered on the sub-register of shareholders);
- agree to Computershare Custodial Services dematerialising the shares in accordance with the STRATE Rules; and
- consent to any existing dividend mandates for electronic payments held by the Registrars remaining in full force and effect, notwithstanding the fact that the shares may be held on your behalf in the name of OMSA, unless you indicate that you wish to change your dividend mandate by completing Part B of the custody mandate. Any election to receive full copies of the Annual Report and Accounts and/or to participate in the receipt of documents by electronic means will likewise remain in force, notwithstanding such transfer to OMSA, unless you indicate that you do not want to receive an annual report or summary financial statements by ticking the second box in Part C of the custody mandate.

3.1.9 Transfers of the shares to OMSA or any other CSDP are exempted from the payment of stamp duty under the provisions of the Stamp Duties Act (Act 77 of 1968).

3.1.10 If you transact in the shares subsequent to surrender but prior to dematerialisation on 16 January 2002, and you are not making use of the OMSA deal routing services, **you must advise the stockbroker through whom the transaction is carried out that the shares have been surrendered for validation and dematerialisation and are to be held in the name of OMSA. You must also immediately advise Computershare Custodial Services of the details of the transaction.**

3.1.11 *Action required by shareholders electing to participate in the Issuer-Sponsored Nominee Programme*

If you decide to participate in the Issuer-Sponsored Nominee Programme, via OMSA, you must complete and tick the first box in Part B of the enclosed blue surrender and share transfer form and must also complete and return the enclosed pink custody mandate. These forms need to be accompanied with a certified copy of your identity document.

3.1.12 *Withdrawal from the Issuer-Sponsored Nominee Programme*

You may withdraw from the Issuer-Sponsored Nominee Programme at any time by:

- selling the shares held on your behalf by OMSA; or
- making a written request to Computershare Custodial Services to convert the uncertificated shares to certificated form and paying the applicable fees charged by the CSDP and/or STRATE; or
- transferring the shares to another CSDP or stockbroker appointed by you.

3.1.13 *Additional information*

You may request additional information or assistance on the Issuer-Sponsored Nominee Programme by contacting Computershare Custodial Services on 086 110 0933 on weekdays between 08:00 and 16:30.

3.2 **Appoint any CSDP of your choice**

3.2.1 You can decide **not** to participate in the Issuer-Sponsored Nominee Programme, but instead elect to appoint Computershare Custodial Services or any other CSDP as your CSDP to administer your shares, hold them in safe custody and to act as your electronic settlement agent under STRATE. In this case, you need to contact the CSDP of your choice and obtain the necessary forms and instructions to dematerialise your Old Mutual plc shares.

3.2.2 The full list of the CSDPs and their contact information is given below.

CSDP	Contact Name	Telephone Number
ABSA Securities (Pty) Ltd	Les Turnock	(011) 377 3000
Computershare Custodial Services (Pty) Ltd	Jolanda Cloete Teresa Baaitjies	*Call Centre:* 086 110 0933
First National Bank Trust Services	Veronica Tzovaras	*Private Investor:* (011) 371 5074
	Genie Naggan	*Institutional Investor:* (011) 371 3944
Mercantile Registrars STP Counter	David Abrahams	(011) 370 5797 or *CSDP Call centre:* 086 111 99 11
Nedbank Securities & Custodial Services	SCS Private Clients	*Private Investor:* (011) 710 1347 *Institutional Investor:* (011) 710 1178
Société Générale Global Security Services	Ernest Roodt	(011) 488 2650
Standard Bank FASO CSDP	Brokerlink	*Call centre:* 0860 121 161

3.3 **Dematerialisation in your own name**

3.3.1 If you decide not to participate in the Issuer-Sponsored Nominee Programme, but instead elect to appoint one of the only two CSDPs that allows own-name registration namely, Computershare Custodial Services or Mercantile Registrars Ltd, independently as your settlement agent, you may instruct that the electronic record of share ownership be made in the sub-register of shareholders in your own name.

3.3.2 In this case, the CSDP will, in terms of the custody mandate entered into between it and you, become the custodian and electronic settlement agent for you and will be responsible for maintaining the record of ownership on your behalf.

3.3.3 Shares held in your own name will form part of the sub-register of shareholders.

3.3.4 If you decide to use the own-name registration procedure with Computershare Custodial Services, you must complete and tick the second box in Part B of the enclosed blue surrender and share transfer form and complete and tick the second box in Part D of the enclosed pink custody mandate.

3.4 **Dematerialisation through your stockbroker**

You also have the option to dematerialise your Old Mutual plc shares through your stockbroker. You would need to contact your stockbroker and make the necessary arrangements for your stockbroker to act on your behalf and to handle electronic settlement requirements.

3.5 **Retain your share certificate(s)**

3.5.1 If you do not wish to dematerialise your shares at this stage and you accept that such decision directly limits your ability to transact in your shares on the JSE, including possible future delays when applying to validate and dematerialise your shares, you may retain your existing share certificate(s). Your attention is drawn to the following disadvantages of this option:

- the current risks associated with holding shares in certificated form, including the risks of loss or of tainted scrip, remain;
- if you decide in the future to sell your shares on the JSE, you will first be required to appoint a CSDP or a stockbroker and to dematerialise the shares prior to a stockbroker being able to carry out any instruction to sell the shares. You would have no recourse in the event of delays occasioned by the validation process or the acceptance or otherwise of the shares by a CSDP; and
- the Dispossessed Members' Fund has been created by STRATE to protect qualifying shareholders who are unable to vindicate their ownership rights in the event of tainted scrip being inadvertently dematerialised. At this stage the Dispossessed Members' Fund is not intended to continue in operation beyond September 2002. You are accordingly advised that dematerialising your shares immediately, but in any event prior to the closure of the Dispossessed Members' Fund, best protects your rights.

3.5.2 Shareholders who do not surrender their existing share certificates will continue to appear on the certificated shareholders' register.

3.5.3 Shareholders who have not surrendered their shares by 16:00 on 11 January 2002 will have their certificated holdings in the shareholders' register annotated to prevent transfer of such shares for transactions entered into on the JSE. Such shares shall be regarded as not having been validated and must be surrendered and validated prior to any future requests to dematerialise such shares. In this regard shareholders are cautioned that application for validation and dematerialisation subsequent to 11 January 2002 may involve delays and inconvenience resulting from the logistics surrounding other unrelated dematerialisation processes. Accordingly it remains preferable that shareholders surrender their shares in accordance with the recommendation contained in this circular.

4. **Checklist of options and actions required**

Option		Action Required
1.	Issuer-Sponsored Nominee Programme	Complete blue form and tick the first box in Part B. Complete pink form and tick the first box in Part D. Provide a certified copy of your identity document.
2.	Appoint any CSDP of your choice	Refer to the table in paragraph 3.2.2. Use the contact details of your chosen CSDP therein to obtain the necessary forms and instructions.
3.	Dematerialisation in own name through Computershare Custodial Services	Complete blue form and tick the second box in Part B. Complete pink form and tick the second box in Part D. Provide a certified copy of your identity document.
4.	Dematerialisation in own name through Mercantile Registrars	Refer to the table in paragraph 3.2.2. Use the contact details of Mercantile Registrars to obtain the necessary forms and instructions.
5.	Dematerialisation through your stockbroking firm	Contact your stockbroker and make the necessary arrangements to have your Old Mutual plc shares dematerialised.
6.	Retain your share certificate(s)	No action required.

Notes:

4.1 You are advised to use registered post when enclosing share certificates. Any alternative means of delivery will be at your own risk. Shares should be surrendered to Computershare Custodial Services at the following addresses:

By hand, to	OR	By registered post, to
Computershare Services Limited 3rd Floor, Edura 41 Fox Street Johannesburg, 2001 Telephone number: 086 110 0933		Computershare Services Limited PO Box 61051 Marshalltown, 2107

4.2 **Shareholders should surrender their share certificate(s) by no later than 16:00 on 11 January 2002. Failure to do so will result in their shares no longer being good for delivery in respect of transactions entered into on the JSE on or after 14 January 2002.**

4.3 For share certificates surrendered under the Issuer-Sponsored Nominee Programme on or before 11 January 2002, share statement(s), reflecting the number of shares surrendered and validated during the dematerialisation process, will be posted by Computershare Custodial Services by ordinary post on 18 January 2002.

4.4 For share certificates surrendered after 11 January 2002, subject to successful validation, share statements will be posted by ordinary post within ten business days of receipt thereof.

4.5 If share certificates have been lost or destroyed and the shareholder produces evidence to this effect to the satisfaction of the Company and the CSDP, the Company may dispense with the surrender of the share certificate(s) against provision of an acceptable indemnity, the cost of which indemnity will be borne by the shareholder concerned.

4.6 Receipts for the surrender of share certificate(s) will not be issued. In compliance with the Listings Requirements of the JSE, lodging agents are requested to prepare special transaction receipts should they so require.

4.7 **Where shares are registered in the name of more than one person (i.e. joint holders) or in any other case where the shareholder is in doubt about the correct completion of the pink and/or blue forms, Computershare should be contacted for assistance on 086 110 0933.**

5. Costs

The costs of implementing and operating the Issuer-Sponsored Nominee Programme, excluding the deal routing service, will be borne by the Company. See "Appendix 2 – Attachments" for a schedule of the service and settlement fees for private investors as charged by Computershare Custodial Services. The cost of any other form of dematerialisation must be obtained by the shareholder from the CSDP or stockbroker concerned.

6. Directors' responsibility statement

The directors of the Company, collectively and individually:

- accept full responsibility for the accuracy of the information given;
- certify that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement false or misleading; and
- have made all reasonable enquiries to ascertain such facts.

7. Recommendation

The directors recommend that shareholders surrender their existing share certificates and hold their shares in OMSA under the Issuer-Sponsored Nominee Programme.

Yours faithfully

MC Murray
Group Company Secretary

18 October 2001

Technical details relating to STRATE

1. What is STRATE?

1.1 STRATE is the electronic clearing and settlement system currently being implemented for shares listed on the JSE. Settlement in electronic form has been adopted as the international standard for financial markets. Accordingly the implementation of STRATE is regarded as necessary to ensure the continued growth and security of investments on the South African financial markets.

The principal objective for the implementation of STRATE is to reduce the risks inherent in the current method of clearing and settlement of share transactions executed on the JSE. Further advantages of STRATE include:

- settlement of share transactions must take place five business days after the relevant trade ("T+5");
- the institution of an irrevocable contractual settlement mechanism that imposes substantial penalties for failing to settle share transactions on time; and
- settlement of share transactions in Central Bank Funds at the South African Reserve Bank through settlement accounts operated by CSDPs.

1.2 Under the STRATE settlement system:

- an electronic record of ownership replaces share certificates;
- an electronic transfer of share ownership replaces the physical delivery of share certificates;
- shareholders will be required to surrender their share certificates to a nominated CSDP or a stockbroker who will dematerialise the shares into electronic form;
- only CSDPs can maintain electronic records of ownership; and
- all investors are required, in order to be able to deal in their shares through STRATE, to appoint either a CSDP or a stockbroker to act on their behalf and to handle their electronic settlement requirements.

2. The role of a CSDP under STRATE

2.1 CSDPs are licensed and regulated by the Financial Services Board and are approved by STRATE.

2.2 The role of a CSDP in the STRATE environment is:

- to act as agent for the shareholder;
- to create and maintain electronic records of ownership in sub-registers of the various issuers' shareholders;
- to provide clearing and settlement services for shareholders concluding transactions on the JSE;
- to pay to shareholders holding shares in electronic form all dividends accruing on those shares;
- to convert certificated shares into uncertificated shares after receiving confirmation by the Company that a share certificate presented for dematerialisation is authentic and valid; and
- without limiting any recourse otherwise available to a shareholder in law, to account to the market for the validity of all share certificates accepted by the CSDP for conversion to electronic form.

3. Share certificates that are not good for delivery

3.1 In consequence of the implementation of STRATE, certificates relating to shares in Old Mutual plc on its South African branch register are considered not good for delivery for transactions entered into on the JSE in the following circumstances:

3.1.1 where a shareholder fails to surrender his share certificate for validation and dematerialisation; or

3.1.2 where a shareholder, after surrendering his share certificate is deemed to be in possession of an invalid share certificate by Computershare Services after the completion of a validation exercise in compliance with the Regulations.

3.2 In the event that a share certificate is invalid in terms of paragraph 3.1.2 above, the shareholder **should immediately consult his stockbroker, banker, attorney or other professional adviser.**

Terms and conditions of shares held in the Issuer-Sponsored Nominee Programme

Shareholders are referred to the contents of the circular and advised that if a shareholder's share(s) in the Company is/are registered in the name of OMSA the following terms and conditions shall be deemed to apply:

1. **Interpretation**

1.1 Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in these terms and conditions, bear the meanings ascribed to them in the Old Mutual circular.

1.2 When any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or a public holiday in South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or a public holiday in South Africa.

2. **Ownership of shares**

2.1 OMSA will appear in the sub-register on the Company's shareholders' register as the holder of the shareholder's shares.

2.2 OMSA will keep a separate register showing the names, addresses and how many shares it holds on behalf of each shareholder.

2.3 If two or more persons hold shares in Old Mutual plc jointly, these terms and conditions shall bind those shareholders jointly and severally and an instruction in respect of their jointly held shares shall only be valid if authorised by all those shareholders.

2.4 Neither Old Mutual plc nor OMSA will recognise any right claimed by a trust or any other right in respect of shares, unless such right is reflected in their respective share registers and then subject to the Company's Articles of Association and to the provisions of the UK Companies Act 1985.

2.5 If a shareholder wishes to give any instruction in relation to his shares, such instruction must be in OMSA's prescribed format, which format shall be made known to the shareholder by OMSA from time to time.

2.6 In respect of any instruction received, OMSA may, where applicable, require the shareholder to prove that he has the necessary authority to give such an instruction. OMSA shall not be obliged to carry out the instruction until the shareholder has furnished the required proof.

2.7 OMSA shall not be obliged to take any action in terms of these terms and conditions which in its sole and absolute discretion is or may be contrary to any law, regulation or rule, with which rule it is obliged to comply or which is or may be contrary to its articles of association.

3. **Dividends**

3.1 OMSA will pay all dividends received on behalf of Old Mutual plc shareholders into the bank account advised by such shareholder from time to time as his settlement account.

3.2 If Old Mutual plc gives its shareholders the option to receive dividends either in the form of cash or in the form of additional shares, OMSA will notify the shareholder of such an option, and request instructions. If no instructions are received from the shareholder, OMSA will elect the default option and in the case of shares being the default, OMSA will receive the shares and hold the shares on behalf of the shareholder, in accordance with these terms and conditions.

3.3 Where applicable, exchange control legislation and regulations will require dividend payments to be made to an appropriate "blocked account".

4. **Issues of new shares and other offers**

4.1 If Old Mutual plc's shareholders become entitled to additional shares, which shares are to be issued without payment, OMSA will receive the shares and hold the shares on behalf of the shareholder, in accordance with these terms and conditions.

4.2 If Old Mutual plc's shareholders become entitled to purchase additional shares, OMSA will notify the shareholder of the new share issue and request instructions as to whether the shareholder wishes OMSA to exercise the option on behalf of the shareholder or not. Alternatively a shareholder may require OMSA to assign the option to the shareholder. OMSA will hold any shares purchased by the shareholder, unless the shareholder instructs otherwise. The shareholder will be required to make arrangements for the necessary payment in cleared funds in order for OMSA to exercise the option or rights on the shareholder's behalf.

4.3 If any offer relevant to Old Mutual plc's shareholders is made, OMSA will advise the shareholder of the offer and of the courses of action available to the shareholder and will request instructions.

4.4 Where any other rights are offered in connection with the shares, OMSA will take all reasonable steps to ensure that the shareholder receives, as far as is practically possible, the same rights he would have received, had the shareholder held the shares in his own name.

4.5 If OMSA is required by Old Mutual plc, or any other person, to give warranties or to enter into any other agreement before acting for the shareholder under these terms and conditions, OMSA may require the shareholder to give similar warranties or to enter into similar agreements with it, before it agrees to act on behalf of the shareholder.

4.6 Where the shareholder is asked to give instructions and he fails to do so, or fails to give the required instructions in time, OMSA will not take any action on behalf of the shareholder.

5. **Information**

5.1 OMSA will arrange for Old Mutual plc to send the shareholder the same information it sends to all its shareholders holding shares in certificated form.

5.2 OMSA will send the shareholder a regular share statement in accordance with the guidelines promulgated from time to time in regulations under the South African Companies Act (Act 61 or 1973), but at least twice per annum, showing the number of shares it holds on behalf of the shareholder, provided that OMSA may send any regular statement together with the statement advising the payment of any dividend.

5.3 OMSA will send the shareholder a statement reflecting the amended number of shares it holds on behalf of the shareholder following every purchase or sale of shares by the shareholder.

6. **Voting at shareholder meetings**

6.1 OMSA will send the shareholder information about Old Mutual plc's shareholder meetings and a form on which the shareholder can note his voting instructions or indicate his preference to attend the meeting on his own behalf as a proxy of OMSA.

6.2 OMSA will vote at Old Mutual plc's shareholder meetings in accordance with the shareholder's instructions. If a shareholder does not give any instructions or does not give instructions in time, OMSA will not vote on behalf of the shareholder.

6.3 A shareholder may attend any of Old Mutual plc's shareholder meetings as a proxy of OMSA, provided that the shareholder furnishes OMSA with a written request to this effect in order for OMSA to prepare the necessary letter of representation in favour of the shareholder.

7. **Leaving the Issuer-Sponsored Nominee**

7.1 If a shareholder at any time no longer wishes his shares to be held by OMSA, the shareholder may either ask to receive a share certificate in respect of the shares held or may request that his shares be transferred to another uncertificated securities account in either his own name at Computershare Custodial Services or at another CSDP or stockbroker.

7.2 In the event that the Issuer decides to terminate the services of OMSA, OMSA will arrange for the shares to be transferred into the name of the shareholder at the CSDP of his choice or may, if so requested in writing by the shareholder, deliver a share certificate in certificated form to the shareholder free of charge, provided that any charge levied by STRATE shall be paid by the shareholder.

7.3 All share certificates either requested by a shareholder or issued as a consequence of the termination of OMSA's services, will be sent within seven days of such request or issue, to the shareholder's address as set out in the sub-register maintained by OMSA.

7.4 In respect of any request by a shareholder for share certificates the shareholder will be issued with the first share certificate free of charge, save that any charge levied by STRATE shall at all times be for the shareholder's own account. Thereafter OMSA reserves the right to charge the shareholder for any subsequent share certificates issued.

8. **Charges**

8.1 With the exception of the deal routing service, shareholders will initially not be charged for any service described in this circular and provided by OMSA as the Issuer-Sponsored Nominee. OMSA, however, reserves the right to introduce a charge at any time for particular services not provided for in this circular. The imposition of such a fee will not be done without first giving the shareholder notice and the option to withdraw from OMSA without charge within thirty days of receiving the notice.

8.2 OMSA reserves the right to charge a fee if the shares are withdrawn from OMSA in circumstances other than those referred to in clause 7.1.

8.3 The shareholder will be obliged to pay any Value Added Tax and/or any other taxes due in respect of the services provided to the shareholder.

9. **Failure to trace**

9.1 If on two or more occasions OMSA:

9.1.1 has sent documents to the shareholder's registered address and such documents have been returned;

9.1.2 has sent dividend cheques or made any electronic payment and such cheques or payments have either been returned, have not been presented for payment or remain unpaid;

OMSA shall, after having made reasonable enquiries to establish the shareholder's current address, not be required to send the shareholder any further documentation or dividend cheques until the shareholder has notified OMSA of his new address.

9.2 If so permitted by the Articles of Association of Old Mutual plc, if:

9.2.1 after a 12-year period during which at least three dividends have been paid and none has been claimed, OMSA announces that it intends to sell the shareholder's shares, which announcement is made by placing an advertisement in a national newspaper and in at least one newspaper appearing in the area of the shareholder's last address on OMSA's share register; and

9.2.2 for a period of three months after the advertisement appears, OMSA has not received any communication from the shareholder or any other person legally entitled to the shares; and

9.2.3 all other reasonable efforts to locate the shareholder have been unsuccessful; and

9.2.4 OMSA has advised the JSE that it intends to sell the shareholder's shares;

then OMSA may sell the shareholder's shares and pay the proceeds to Old Mutual plc.

10. **Variation and enforcement**

10.1 OMSA may, on notice to the shareholder, change these terms and conditions. Such change shall take effect 14 days after despatch of the notice, unless the shareholder gives written notice within the 14-day period that the change is unacceptable, in which event the shareholder will be sent a share certificate recording that the shares held by OMSA on behalf of the shareholder have been transferred into the shareholder's own name in the register of shareholders.

10.2 If OMSA does not or cannot enforce any of these terms and conditions, this will not affect its right to enforce any other term or condition of this Agreement or to enforce the same term on another occasion.

11. Other terms and conditions

11.1 Any eligible shareholder may apply to have his shares held by OMSA in terms of the Issuer-Sponsored Nominee Programme. OMSA may, in its absolute discretion, refuse to accept any application to hold shares in Old Mutual plc on behalf of the shareholder.

11.2 OMSA can employ agents on such terms as it deems fit and may delegate any discretion it may have under these terms and conditions to the agent, to the extent that such delegation is permitted by law or regulation.

11.3 Old Mutual plc and OMSA may, as a consequence of these terms and conditions, disclose information about the shareholder:

11.3.1 to each other or to their agents for the purposes of these terms and conditions; or

11.3.2 where such disclosure is required by law or regulation.

11.4 All cheques, share certificates, statements and other documents sent to or by the shareholder under these terms and conditions, are sent at the shareholder's own risk.

11.5 All payments to the shareholder under these terms and conditions will be made after making such deductions or withholdings as are required by law or are necessary to meet any liability of Old Mutual plc or OMSA arising out of the holding of the shares by OMSA.

11.6 The shareholder is responsible for obtaining all approvals that are necessary for the shareholder to hold his shares in, or to transfer them out of OMSA. If there is any inconsistency between the shareholder's rights under these terms and conditions and his rights in terms of the Old Mutual plc's Articles of Association, the provisions of the Articles of Association will prevail.

11.7 Neither Old Mutual plc nor OMSA will be liable to the shareholder for any loss or liability, whether direct or consequential, and the shareholder hereby indemnifies Old Mutual plc, OMSA and their respective agents, against any loss or liability suffered or incurred as a result of:

11.7.1 acting on the shareholder's instructions.

11.7.2 the failure of the shareholder to give instructions;

11.7.3 late instructions from the shareholder;

11.7.4 OMSA following the terms of these terms and conditions;

11.7.5 Old Mutual plc, OMSA or any person acting on behalf of the shareholder, being unable to perform any of the services under these terms and conditions due to circumstances beyond their reasonable control.

11.8 These terms and conditions and all obligations thereunder are binding on all successors, executors, administrators and other legal representatives.

12. Notices

12.1 Each party chooses as its address for all purposes under these terms and conditions ("chosen address"), whether for serving any court process or documents, giving any notice, or making any other communications of whatsoever nature and for any other purpose arising from these terms and conditions ("notice"), as follows:

OMSA	3rd Floor, Edura, 41 Fox Street, Johannesburg, 2001;
The shareholder	the address from time to time registered in the share register of the Company maintained by the Nominee.

12.2 Any notice required or permitted under these terms and conditions shall be valid and effective only if in writing.

12.3 Any party may by notice to the other party change its chosen address to another physical address in the Republic of South Africa and such change shall take effect on the seventh day after the date of receipt by the party who receives the notice.

12.4 Any notice to a party contained in a correctly addressed envelope and:

12.4.1 sent by prepaid registered post to it at its chosen address; or

12.4.2 delivered by hand to a responsible person during ordinary business hours at its chosen address,

shall be deemed to have been received, in the case of 12.4.1, on the seventh business day after posting (unless the contrary is proved) and, in the case of 12.4.2, on the date of delivery.

12.5 Notwithstanding anything to the contrary herein, a written notice actually received by a party, including a notice sent by telefax ("the first notice"), shall be an adequate notice to it notwithstanding that it was not sent or delivered to its chosen address, provided that, within the next three succeeding business days, a copy of the first notice is delivered to the chosen address, accompanied by a notice giving the following particulars:

12.5.1 where the first notice was sent by telefax, the date and time of despatch and the telefax number to which it was sent; and

12.5.2 where the first notice was delivered in a manner other than by telefax, the manner of delivery, the date on which it was delivered, the person by whom it was received and where it was received.

13. **General**

13.1 These terms and conditions constitute the sole record of the agreement between the parties with regard to the subject matter hereof. No party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded in these terms and conditions.

13.2 No addition to, variation of, or agreed cancellation of, these terms and conditions shall be of any force or effect unless in writing.

13.3 No relaxation or indulgence which any party may grant to any other shall constitute a waiver of the rights of that party and shall not preclude that party from exercising any rights which may have arisen in the past or which might arise in future.

13.4 Any provision of these terms and conditions which contemplates performance or observance subsequent to any termination or expiration of these terms and conditions shall survive any termination or expiration of these terms and conditions and continue in full force and effect.

13.5 Unless expressly provided as being in the sole discretion of a party, where approval, acceptance, consent or similar action by a party is required under these terms and conditions, such action shall not be unreasonably delayed or withheld. An approval or consent given by a party under these terms and conditions shall only be valid if in writing and shall not relieve the other party from responsibility for complying with the requirements of these terms and conditions, nor shall it be construed as a waiver of any rights under these terms and conditions except as and to the extent otherwise expressly provided in such approval or consent, or elsewhere in these terms and conditions.

13.6 These terms and conditions shall be governed by, and construed in accordance with, the laws of the Republic of South Africa.


OLD
MUTUAL

OLD MUTUAL plc

Registered in England and Wales No. 3591559 and as an external company in each of South Africa (No. 1999/004855/10),
Malawi (No. 5282), Namibia (No. F/3591559) and Zimbabwe (No. E1/99)
(ISIN: GB 0007389926)

Surrender and Share Transfer Form

For use by shareholders of Old Mutual plc, whose shares are on the South African branch register.

COMPLETION OF THE SURRENDER FORM

1. Shareholders who wish to participate in the Issuer-Sponsored Nominee Programme or to hold uncertificated shares in their own name, via Computershare Custodial Services Ltd, are required to surrender their share certificate(s) and/or other documents of title in respect of all their Old Mutual plc shares by completing Part A of this surrender form and sending this surrender form, together with the share certificate(s), to the Company's transfer secretaries, namely: Computershare Services Limited, 2nd Floor, Edura, 41 Fox Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).
2. Shareholders, after reading, understanding and agreeing to be bound by the terms and conditions detailed in Appendix 2 to this circular, should complete Part B of this surrender form to indicate clearly their instruction as to the registration of their uncertificated shares under either the Issuer-Sponsored Nominee Programme or in their own name. Shareholders who have not yet appointed Computershare Custodial Services as their CSDP must also complete and return the enclosed pink custody mandate.
3. Shareholders are also required to provide a certified copy of their identity document in addition to the above requirements.

SHAREHOLDERS SHOULD SURRENDER THEIR SHARE CERTIFICATE(S) BY NO LATER THAN 16:00 ON 11 JANUARY 2002. FAILURE TO DO SO WILL RESULT IN THEIR SHARES BEING NO LONGER GOOD FOR DELIVERY IN RESPECT OF TRANSACTIONS IN SHARES IN OLD MUTUAL PLC ENTERED INTO ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA ON OR AFTER 14 JANUARY 2002.

A. **PLEASE COMPLETE THE FOLLOWING IN BLOCK LETTERS:**

Dear Sirs

I/We hereby surrender the undermentioned Old Mutual plc share certificate(s) and/or documents of title:

Surname

First Names (*in full*) (*if applicable*)

Title (*Mr, Mrs, Miss, Dr, Prof, etc.*)

Personal ID of registered holder ***(NB: please attach certified copy of ID document/registration certificate)*:**

Address to which share statement(s) should be sent *(preferably PO Box address)*

Please note that all the above information is essential for the process, and the surrender form will be rejected should this information not be completed in full and accompanied by a certified copy of an ID document or company/CC registration certificate or bear the stamp of a registered broker or custodian bank.

Terms and conditions of custody agreement

1. INTERPRETATION

1.1 Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in this Agreement, bear the meanings ascribed to them:

"Agreement" means this private investor custody and settlement agreement between the Client and Computershare;

"Bank Account" means the Client's nominated bank account detailed in Part B of this Agreement or as may be amended and advised in writing to Computershare from time to time;

"Client" means the contracting natural person or juristic person identified in Part A of this Agreement;

"Computershare" means Computershare Custodial Services Limited (registration number 2000/006082/06);

"Custody Act" means the Custody and Administration of Securities Act (Act 85 of 1992) as amended;

"Issuer-Sponsored Nominee" means the nominee company appointed by an issuer of securities to hold shares in the Issuer on behalf of its shareholders;

"JSE" means the JSE Securities Exchange South Africa;

"Securities" means securities as defined from time to time in the Custody Act;

"Securities Legislation" means the Companies Act (Act 61 of 1973) as amended, the Custody Act, the Rules and Directives of the JSE Securities Exchange South Africa or any other applicable stock exchange and the Rules and Directives of any central securities depository made under section 12(2) of the Custody Act.

1.2 Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

1.3 Unless the context clearly indicates a contrary intention, any word connoting any gender includes the other two genders, the singular includes the plural and *vice versa* and natural persons includes artificial persons and *vice versa.*

1.4 When any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or a public holiday in the Republic of South Africa.

2. APPOINTMENT

2.1 Subject to the terms of this Agreement, the Client appoints Computershare as its agent, custodian and administrator for the safe keeping and administration of securities, and for the settlement of transactions in those securities and to attend to certain incidental matters detailed in this Agreement.

2.2 The parties shall at all times be bound by the provisions of the Securities Legislation.

3. SECURITIES DEPOSITED FOR SAFE CUSTODY

3.1 Securities that Computershare may accept on behalf of the Client in accordance with this Agreement shall be securities of a type and form determined from time to time by Computershare and may include either certificated or uncertificated securities.

3.2 Computershare shall not be obliged to accept any security remitted in terms of this Agreement. In the event that any security remitted for entry into a Securities Account is not good for delivery or has a defect in relation to the Client's title thereto, Computershare shall not accept such security for entry into a Securities Account until such defect has been corrected to the satisfaction of Computershare. Computershare shall return to the Client any securities not accepted by Computershare in accordance with this Agreement or the Securities Legislation.

3.3 The Client warrants to Computershare that the Securities deposited for safe custody from time to time will be and remain free from any charge or other encumbrance, other than as provided for in this Agreement.

4. CONFLICT

4.1 In the event of any conflict between the provisions of this Agreement and the Securities Legislation, the provisions of the Securities Legislation shall prevail.

5. SECURITIES ACCOUNT

5.1 Computershare shall, in accordance with its standard operating procedures, open and maintain a securities account(s) in its records in the name of the Client or his duly designated nominee to record the number or nominal value of securities of each kind deposited by the Client with Computershare and to record all transactions and entries made in respect of such securities ("the Securities Account").

5.2 Any entry made in a Securities Account shall be made only in accordance with authenticated instructions given by the Client and the provisions of the Securities Legislation.

5.3 Computershare shall not be obliged to make any entry in a Securities Account unless it conforms to Clause 9 (nine) of this Agreement.

5.4 Computershare shall not give effect to any instruction that will result in a debit balance in respect of any security held in a Securities Account.

6. SAFEKEEPING OF SECURITIES

6.1 Records of uncertificated securities held by Computershare shall be kept and maintained in the manner provided for in the Securities Legislation.

6.2 Securities held by Computershare shall at all times be held in accordance with the election detailed in Part D of this Agreement. Any security held under an issuer-sponsored nominee programme shall be subject to the terms and conditions from time to time under which such issuer-sponsored nominee programme is administered, and the Client shall by instructing Computershare to register securities using this service be deemed thereby to agree to such terms and conditions.

6.3 Computershare shall take such steps to protect securities held under custody against theft, loss or destruction as provided for in the Custody Act.

7. SETTLEMENT OF TRANSACTIONS

7.1 The Client shall designate a current banking account at a registered bank as a settlement account for the purposes of this Agreement. The Client designates the bank account indicated in Part B of this Agreement as the settlement account. The designated bank account may be amended from time to time by completing the necessary instruction in writing to Computershare.

7.2 Computershare shall credit the designated bank account with all proceeds received by Computershare in respect of the securities held in or transacted through the Securities Account. The Client authorises Computershare or its agent to debit the designated bank account with any amount owing by the Client.

7.3 Notwithstanding the provisions of paragraph 7.2, the Client shall ensure that in respect of any purchase of securities by the Client in respect of which Computershare is required to act as settlement agent, the Client shall immediately upon acceptance of the purchase order deposit cleared funds to cover the purchase consideration to the **Computershare Custodial Services Ltd - Client Trust Account**, being account number **62022148151** held at **First National Bank**, branch code **25-50-05**. The Client acknowledges that he is conversant with his responsibility to provide settlement instructions to Computershare in accordance with the provisions from time to time of Directive E of the JSE Rules.

7.4 Unless settlement instructions and cleared funds are received by Computershare in accordance with Clause 7.3, Computershare shall not be under any obligation to confirm settlement to a central securities depository and the Client shall be liable for any resultant penalties levied by a settlement authority pursuant to any failed trade.

8. SECURITIES STATEMENTS

8.1 Computershare shall provide the Client with periodic statements reflecting all entries in the Securities Account and the applicable bank accounts during the relevant period.

8.2 Unless an objection is made in writing by the Client to any entry contained in any statement of a Securities Account within 60 days after the statement date, the statement shall, in the absence of fraud or any manifest error, be treated as *prima facie* evidence of the entries indicated therein and the Client shall not thereafter be entitled to make any claim against Computershare or to any other action in respect thereof.

9. INSTRUCTIONS BY THE CLIENT

9.1 All instructions given by the Client shall be sent to Computershare at the address set out at Clause 14 of this agreement. All instructions shall be sent in writing, by such means as may be approved by Computershare from time to time in writing. Computershare shall not be obliged to carry out any instruction that does not comply with this Agreement, the Securities Legislation or Computershare's standard operating procedures.

9.2 On each occasion on which an instruction is given, the Client will be regarded as having confirmed that he has the necessary authority. Computershare may record telephonic or electronic conversations with the Client and its representatives and the Client agrees that such recordings or transcripts thereof may be used as evidence in any dispute with the Client.

9.3 In the event that the Client gives to Computershare an instruction to buy or sell securities on behalf of the Client, subject to the limited mandate to carry out such instruction without having to exercise any independent discretion and in terms of a particular service offered by Computershare, then the Client gives to Computershare the right to appoint and pay brokers and other agents to carry out such instruction, to receive and give receipts in respect of such purchases or sales and to do all such things incidental thereto in order to give effect to such instruction.

10. DEALING SERVICE

10.1 By submitting any instruction to transact in securities using the Computershare Dealing Service the Client agrees to the following provisions:

10.2 The Client may only give instructions to transact in any security in writing or by means of the telephonic service when operational. Instructions will not be accepted by any other means, including without limitation, fax, electronic mail and photocopied forms or through the Internet. Computershare reserves the right to alter the times that the telephonic service is available.

10.3 Computershare will not carry out any instruction to transact shares on behalf of the Client unless it is satisfied that the Client has been recorded as the owner of the shares in Computershare's records.

10.4 The Client may only use the dealing service if his shares are registered in the South African sub-register maintained and operated by Computershare.

10.5 Computershare will endeavour to inform the Client if an instruction given by the Client will not be carried out, unless Computershare has good reason for not doing so. Computershare will not be liable for refusing to carry out any instruction when it has good reason for not doing so.

10.6 Any instruction submitted by another person on behalf of the Client should not be recognised unless an original power of attorney or other appropriate authority (or a complete copy thereof certified by a Commissioner of Oaths) has been received and accepted by Computershare.

10.7 All instructions given by the Client to the dealing service are irrevocable and shall be dealt with on the business day immediately following the business day on which they were received and, failing that, as soon as reasonably possible thereafter.

10.8 No limit order or raise order will be accepted by Computershare. The Client acknowledges that prices may fluctuate from the time the instruction is given until the time that the transaction is executed.

10.9 By submitting an instruction to Computershare to arrange to sell any security on his behalf, the Client warrants that:

10.9.1 he has not sold or purported to sell the securities or the interest in any security to any third party;

10.9.2 the securities will be sold free from all liens, charges or other third party rights or any encumbrance of any kind;

10.9.3 he is entitled to sell the securities;

10.9.4 the sale will not constitute a breach by the Client of any applicable laws and regulations; and

10.9.5 he is not a minor, or if he is a minor, that he is properly assisted by a parent or court appointed guardian.

10.10 The Client irrevocably undertakes that he will do, or procure to be done, all acts and things, and execute or procure the execution of all such documents as Computershare may from time to time require to give effect to any instruction by the Client.

10.11 The dealing service shall be operated strictly on an "execution only" basis. Computershare shall not provide, or have any responsibility to provide any financial, taxation or other advice to the Client.

10.12 A transaction in any security through the dealing service will be executed by a stockbroker appointed by Computershare. By submitting an instruction to Computershare the Client irrevocably authorises Computershare to appoint a stockbroker to execute the transaction on behalf of the Client on the basis that:

10.12.1 Computershare will instruct a stockbroker to obtain the best price reasonably available in the market at the time of dealing. If no such price can be ascertained, the stockbroker will take reasonable care to carry out the instruction at a price which is fair and reasonable; and

10.12.2 Computershare shall, to the exclusion of all others including the Client, be entitled to bring any action, suit or proceedings ("Actions") against the stockbroker arising out of or in connection with the sale. Computershare shall, in its sole discretion, determine the nature and scope of such Actions. By submitting an instruction to Computershare the Client waives his right in relation to such Actions.

10.13 The stockbroker appointed by Computershare may aggregate any instruction with those of other shareholders transacting securities through the dealing service but may not aggregate the sale with any other clients of the stockbroker, provided that any aggregation shall take place in accordance with the Rules of the JSE.

10.13.1 The price per share that the Client will receive in the case of transactions that are aggregated will be the total proceeds of all aggregated transactions in the relevant period less all costs of the transactions, divided by the number of securities sold in such transactions.

10.13.2 The price share that the Client will receive where transactions are not aggregated will be the price at which such shares are sold in the relevant period less all costs of the sale.

10.13.3 The proceeds payable to the Client shall be rounded down, where necessary, to the nearest whole Rand. Resulting fractions of any Rand will be aggregated and may be retained by Computershare.

10.13.4 Each share aggregated with other shares being transacted through the dealing service in any relevant period will only be treated as sold when it is actually sold by the dealing service.

10.14 Orders executed through the service shall be subject to the charges published from time to time, initially as set out in Schedule A to this Agreement.

10.15 Computershare may vary the amount, rate or basis of charges from time to time and may introduce new charges.

10.16 Fees, taxes, charges and other expenses of whatever nature incurred on behalf of the Client will be deducted from the proceeds of any transaction.

10.17 Instructions to carry out more than one transaction will be treated as separate transactions and each such transaction shall be charged separately.

10.18 All transactions will take place on the JSE.

10.19 Computershare will, subject to applicable exchange control legislation and regulations, pay to the Client the proceeds of any sale in accordance with the Client's instructions detailed in Part B of this Agreement.

10.20 Advice of any transaction will be included in a transaction statement sent to the Client.

10.21 Computershare may terminate the dealing service at any time without giving notice thereof to the Client. All valid instructions given to the dealing service in accordance with this Agreement before termination will be carried out.

10.22 Transactions will be carried out and records relating to instructions by the Client will be kept according to the rules, customs and practices of the JSE.

10.23 If the dealing service cannot perform any of its services under this Agreement due to circumstances beyond its reasonable control, Computershare will take all reasonable steps to bring such circumstances to an end, but Computershare shall not be liable for any non-performance of the dealing service.

10.24 Without prejudice to any stockbroker's obligations to execute transactions on the JSE, when a stockbroker executes an instruction given to the dealing service the Client acknowledges that the stockbroker could be acting as principal for its own account. By submitting an instruction to the dealing service the Client consents, where applicable, to the stockbroker acting as principal for its own account.

10.25 The Client indemnifies Computershare and those persons acting on his behalf in relation to the provision of the dealing service and their respective directors, employees and agents against any liability (except to the extent that the liability is caused by Computershare or such person's own default, negligence or fraud) which it or they may incur as a result of the dealing service.

11. CHARGES

11.1 The Client shall pay the fees and charges published from time to time by Computershare and notified to the Client.

11.2 Computershare may increase or vary the charges on 60 days' written notice to the Client and may thereafter levy such fees or charges.

11.3 Notwithstanding anything to the contrary in this Agreement, Computershare shall not be obliged to act upon any instruction given by the Client or to deliver to the Client any securities or monies until all the amounts due and owing by the Client to Computershare have been discharged in full.

12. INDEMNITY

12.1 The Client hereby indemnifies and agrees to hold Computershare harmless against all liability, costs or expenses incurred by Computershare or its nominees or agents in connection with the due and proper performance by Computershare of its obligations pursuant to this Agreement.

12.2 The Client accepts the risk of loss or damage arising directly or indirectly as a result of any failure in, misuse of, or any fraud or misrepresentation due to his not giving a valid instruction in accordance with the terms of this Agreement.

13. TERMINATION

Either party may terminate this Agreement at any time by giving to the other party at least 30 days' written notice of termination.

14. NOTICES

14.1 The Client chooses the physical address detailed in Part A of this Agreement, or such amendment thereto as advised in writing to Computershare from time to time, as the address for the receipt of all notices and legal process. Any notice by Computershare to the Client shall, if sent by facsimile or by e-mail, be deemed to have been received by the Client on the day of transmission of the facsimile or e-mail and if sent by post, on the seventh day after posting.

14.2 Any notices by Computershare to the Client given either orally or by electronic means shall be deemed to have been received by the Client.

14.3 Computershare chooses as the address for the receipt of all notices and legal process 2nd Floor, Edura, 41 Fox Street, Johannesburg 2001.

15. VARIATION

No addition to, variation or consensual cancellation of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of both parties.

16. GOVERNING LAW

This Agreement shall be construed in accordance with the laws of the Republic of South Africa.

Computershare Custodial Services Limited

Service and settlement fees for private investors of Old Mutual plc

As at 1 June 2001			
Fee Description	**Issuer-Sponsored Nominee Programme** (using Computershare Dealing Routing Service)	**Own-Name Custody Service**	**Computershare Nominee Service**
Dematerialisation Fee	Not applicable*	Not applicable*	Not applicable*
Service Fee	Not applicable*	Private Investors – No charge All others – 0,005% per annum (excluding VAT) on average daily market value of securities portfolio under administration with a minimum of R250,00 + R35,00 (VAT) = R285,00 per year payable in advance	0,005% per annum (excluding VAT) on average daily market value of securities portfolio under administration with a minimum of R200,00 + R28,00 (VAT) = R228,00 per month
Transaction and Settlement Fee	Not applicable*	R40,00 + R5,60 = R45,60 to R60,00 + R8,40 = R68,40 per transaction (depending on number of transactions)	R40,00 + R5,60 = R45,60 to R60,00 + R8,40 = R68,40 per transaction (depending on number of transactions)
Dealing Fee	0,25% with a minimum fee of R90,00 + R12,60 (VAT) = R102,60 and a maximum fee of R500,00 + R70,00 (VAT) = R570,00	No Computershare fee (The Client pays the fee agreed with his stockbroker)	No Computershare fee (The Client pays the fee agreed with his stockbroker)
Issuing payments by cheque rather than electronic transfer	R20,00 + R2,80 (VAT) = R22,80	R20,00 + R2,80 (VAT) = R22,80	Not applicable
Certificate Withdrawal Fee (Rematerialisation)	No Computershare charge for the first certificate (however, STRATE fee of R200,00 + R28,00 (VAT) = R228,00 per certificate is payable) Thereafter R250,00 + R35,00 (VAT) = R285,00 per certificate	No Computershare charge for the first certificate (however, STRATE fee of R200,00 + R28,00 (VAT) = R228,00 per certificate is payable) Thereafter R250,00 + R35,00 (VAT) = R285,00 per certificate	No Computershare charge for the first certificate (however, STRATE fee of R200,00 + R28,00 (VAT) = R228,00 per certificate is payable) Thereafter R250,00 + R35,00 (VAT) = R285,00 per certificate
Transfer holdings to Broker or other CSDP	R50,00 + R7 (VAT) = R57,00	R50,00 + R7 (VAT) = R57,00	R50,00 + R7 (VAT) = R57,00

* Fees sponsored by the issuer of the security.

All fees quoted, unless otherwise indicated, include any STRATE processing or transaction costs.

OLD MUTUAL PLC

Announcement of analysts meetings and trading update

On Monday 12 November 2001, Old Mutual plc will be hosting briefing meetings for analysts and investors in the USA. This will provide an opportunity to review progress in the substantial asset management and life assurance businesses acquired in North America during the past 15 months.

In advance of those discussions and, in the light of recent conditions in equity markets, the company is providing an update on current trading in respect of the Group's wholly-owned subsidiaries. It is intended that a similar statement will be made in future years to update the market before the year end close period.

In the period since 30 June 2001, generally poor trading conditions in world equity markets have been compounded by the events of 11 September in the USA. As noted in our interim results presentation, equity market levels have a direct impact on earnings from the Group's asset management and broking activities. In addition significant movements in currency markets, notably between the Rand and our principal reporting currency, Sterling, have a direct translation effect on Group earnings and shareholders' net assets as reported in Sterling.

US Businesses – Life Assurance

During 2001, Old Mutual has entered the life assurance market in the USA with its acquisitions of Americom Life and Fidelity & Guaranty Life ("F&G"). The results of F&G are consolidated from 1 July 2001. Post-acquisition, F&G has been awarded financial strength ratings from the independent rating agencies, AM Best and Fitch & Co of A/A+ respectively, reflecting the strong asset-liability management position of the life assurance business and the strengthened capital and strategic position under Old Mutual ownership.

Trading so far this year has been ahead of management's expectations. F&G and Americom Life, which commenced direct marketing sales in 2001, both specialise in life assurance and fixed annuities products. Demand for these products has been consistently strong before and since 11 September. Claims against the Group on lives assured arising from the tragic events of that date are small in number and in absolute size, and are not expected to have a material impact on the business.

US Businesses – Asset Management

2001 has been a difficult period for the US asset management industry generally. The impact of volatile and declining markets has substantially reduced asset values which have a direct impact on revenues from fees. Old Mutual member firms recently published their assets under management figures at the end of the third quarter showing funds under management of US$135 billion, compared to US$152 billion on a like for like basis at the end of June 2001. Against the poor market background the performance of Old Mutual's US asset management businesses has been encouraging.

The investment quality of the money managers in Old Mutual's member firms has been recognised in public ratings and industry benchmarks. Our principal mutual fund firm, Pilgrim Baxter, continues to diversify its product range and has recently registered with the SEC to distribute five sub-advisory funds from within the Old Mutual stable. Over the first three quarters of the year, fund inflows into Pilgrim Baxter were net positive and the company has benefited from a number of substantial new mandates won.

As part of the alignment of Pilgrim Baxter within the Old Mutual Group, an option was put in place for Old Mutual to purchase the remaining revenue share and related expenses for a total consideration of $420 million payable in six annual instalments. The period for exercise of this option runs until December 2001. Old Mutual is currently in negotiations with management over these arrangements. If the option is not exercised, Pilgrim Baxter management would be entitled to a 20% revenue share in the business for a ten-year period.

The multi-style nature of the total family of firms in Old Mutual's US institutional asset management operations has been a particular strength in these volatile conditions. Dwight Asset Management has continued its successful development as one of the leading fixed income managers in the USA. During the third quarter, it was agreed that it would take responsibility for fund management activities for F&G. Clay Finlay, the international equity specialist, continues to attract new funds, with a high proportion of recent new accounts being secured from international clients based across the globe.

Fund flows remain satisfactory overall, although two firms within Old Mutual Asset Managers (US) suffered fund outflows following the withdrawal of a number of sub-advisory relationships from one substantial client. The impact of these withdrawals will arise from the fourth quarter. The remaining member firms had a balance of positive cash flows. If this performance is maintained for the rest of the year, the Group expects to achieve its stated target for the year of stemming the fund outflows seen in the periods prior to Old Mutual's acquisition of these businesses.

South African Businesses

The underlying performance of the Group's wholly-owned operations in South Africa (which are the largest of the Group's profit contributors) remains satisfactory and there has been no material change of performance since the interim results. In the South African life assurance operations, the improvement in new business flows, including single premium sales, has continued in the third quarter.

UK Businesses

The events of 11 September have exacerbated the weak trading environment already prevailing for Old Mutual's UK operations during 2001. This has had a particularly negative impact on the performance of Gerrard, which is currently trading at a loss, having already booked a loss for the third quarter.

A sustained drop in trading volumes has had a marked negative effect on commission income earned by Gerrard. This is only partially offset by good trading in the wholesale risk management products of GNI.

The substantial project to re-engineer the back office systems of Gerrard has recently been completed, and trading on the new platform is proceeding well. Private client assets under management and the client base continue to hold up satisfactorily despite difficult market conditions. Management is conducting a review of actions to redress the situation.

GNI has benefited from an increase in trading in the fixed interest and equity derivatives business as investors follow risk minimisation strategies. During 2001 a re-focused GNI Fund Management has launched additions to its specialist range of hedge funds and risk management products.

On 24 October, management announced a decision to merge the retail funds businesses of Old Mutual Asset Managers (UK) Ltd and Gerrard Investment Funds under the management of OMAM UK. This integration is expected to yield substantial benefits in terms of improved client service, broader product scope, and meaningful savings from the elimination of duplication.

Financial Impacts

Operating profits of the Group's wholly-owned South African businesses expressed in Rand are not directly affected by changes in currency rates. However, the underlying growth in all our Rand-based businesses will be affected in the Group accounts when reported in Sterling by a decline in the rate of exchange. The average Rand/£ exchange rate for the year to date (31 October) was 11.82 compared to 10.52 for the year ended 31 December 2000. The current Rand/£ rate is R13.98. The company calculates that this depreciation will adversely impact earnings for the current year expressed in Sterling by 12% on a year-to-year comparison.

Declining global equity markets have adversely affected our assessment of the value of the acquired asset management and broking businesses. It is currently anticipated that, in addition to normal amortisation, there will be a write-down of purchased goodwill of up to £650 million.

It is currently anticipated that following a review of the portfolio of strategic and unquoted asset management investments, a write-down of approximately £20 million will be made this year.

The recent currency volatility, particularly affecting the South African Rand, has had an impact on the value of the Group's assets held in currencies other than Sterling, when translated into Sterling. At 30 June 2001, total shareholders' funds stood at £3,692 million. The translation of total shareholders' funds at 30 June 2001 using exchange rates at 31 October 2001 would result in total shareholders' funds declining to £3,326 million.

Commenting, Julian Roberts, Group Finance Director, said:

"Conditions in equity markets have continued to adversely affect the results of Old Mutual, but our major businesses continue to show resilience relative to their peers. Management is responding vigorously to the challenge of continuing to deliver excellent performance to our many clients and to reduce expenses where revenues have declined. Our operations are in a good position to take advantage of any recovery in the year ahead."

Conference Call:
There will be an analysts' telephone conference call with Julian Roberts at 08.45 this morning, UK time (10.45 South African time). To participate please dial the following number in London, + 44 20 8240 8242, quoting reference 343176, and follow the audio instructions. Should you not be able to participate a replay facility is in place for 48 hours immediately following the conference call. To activate the replay facility dial the following number in London, +44 20 8288 4459, quoting reference 343176, and follow the audio instructions.

Forward-looking statements: *This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Old Mutual plc and Group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.*

Old Mutual expects to announce its preliminary statements of results for the year to 31 December 2001 on 26 February 2002. It is expected that Nedcor Limited will release its results for the year ending 31 December 2001 on 13 February 2002. Consequently, Old Mutual expects to go into close period on 12 December 2001.

8 November 2001

ENQUIRIES

Old Mutual plc
(Cape Town)
Julian Roberts Group Finance Director
James Poole, Director Investor Relations
Mike Willis, Manager Investor Relations South Africa Tel: + 27 21 509 6929

Old Mutual plc
(London)
Anton Sweet, Investor Relations Tel: + 44 20 7569 0100

College Hill
(London)
Gareth David
Nicholas Williams Tel: + 44 20 7457 2020

College Hill
(Johannesburg)
Robyn Hunt Tel: + 27 11 447 3030

OLD MUTUAL PLC

Nedcor's Permanent Bank and Old Mutual Bank to merge

Nedcor Ltd and Old Mutual (South Africa) Ltd today announced the proposed merger of Permanent Bank and Old Mutual Bank to form a new banking operation focused on wealth management and financial planning.

The merged operation will be a custom-built bancassurance institution focused on the retail middle market in South Africa. Nedcor and Old Mutual will each own 50 percent of the new bank.

The new bank, operating as Old Mutual Banking Services, will initially offer a full range of deposit and investment accounts, home loans, secured loans and other wealth management products. Delivery channels for the new bank will be branches, ATMs, financial advisers, the telephone and the Internet.

Nedcor Chief Executive Richard Laubscher said:

"This merger will strengthen Nedcor's position in the broader retail middle market. Harnessing the powerful Old Mutual brand to access this market, and the Old Mutual client base, offers exciting growth opportunities for Nedcor. The business will also benefit from the sales efforts of Old Mutual's extensive adviser and broker force. The merger rationalisation benefits will provide impetus to Nedcor's ongoing efforts to drive further cost efficiencies and reductions."

Laubscher said that when Permanent Bank's middle market position, infrastructure and systems are added to the pre-eminent position of Old Mutual, the combination significantly outweighs the stand-alone case for Permanent Bank and Old Mutual Banking Services.

Said Old Mutual South Africa Managing Director Roddy Sparks:

"This development represents a major step forward in the Group's bancassurance strategy, releasing considerable synergies for both businesses.

"By combining Old Mutual's brand, client base and advisory capability with Nedcor's processing expertise and Permanent Bank's branch network, we will create a compelling proposition for a large number of South African consumers."

The two groups have existing bancassurance initiatives with substantial growth potential. The growth experience to date provides further motivation for the creation of the new bank in the important middle market.

The merger will provide Old Mutual Banking Services' clients with greater reach and functionality through Permanent Bank's branch and ATM network. Permanent Bank clients will benefit from a wider range of products, more choice in delivery channels, advice-assisted financial planning, and the backing of two of South Africa's most solid financial institutions.

The transaction will be undertaken for no cash consideration from either side. This has been achieved by balancing the relative contributions from both parties. The merged business will have an initial asset base of about R5 billion.

Nedcor Executive Director Derek Muller explained the merger in the context of Nedcor's retail growth strategy.

"A pivotal part of Nedcor's retail strategy in the middle market is alliance partnerships with best-of-breed consumer groups such as Pick 'n Pay, JD Group, Imperial Bank and now Old Mutual with its strong brand and client base of over three million. The new distribution channels and client bases acquired through our alliances broaden our product range and increase the volume of transactions through the existing bank infrastructure resulting in progressively lower unit costs."

Eugene Smith, Old Mutual Banking Services Chief Executive said the merger represented the next step in the development of OMBS.

"The merger is a revenue-growth proposition that exploits synergies inherent in the brand, processes, distribution channels and client bases. Clients will enjoy an enhanced and integrated financial services offering which is fully consistent with Old Mutual's bancassurance strategy."

The process of integrating Permanent Bank and Old Mutual Banking Services is expected to take between six and 12 months from the date of approval of the proposed transaction.

During this period the Permanent Bank brand will run in parallel with the Old Mutual Banking Services brand. The integration process and the resulting availability of a wider range of delivery channels for clients will see a restructuring of the existing Permanent Bank branch network. This will involve relocation or closure of some branches. Every effort will be made to re-deploy affected staff members to other areas of the group. Accordingly the final impact on staff is not expected to be significant.

Permanent Bank has a long and proud history of involvement in home loans and investments. Muller says existing clients can be reassured of the continued dedication to servicing their current and future needs.

Old Mutual is South Africa's leading financial services company, offering personal financial advice and planning to over three million clients. Old Mutual Banking Services was launched to broaden the Group's range of wealth accumulation and protection products. It will offer short term savings and investments as well as home loans and other asset-backed lending.

The nominated executive chairman of the new bank is Jack de Blanche, an Executive Director of Nedcor Bank. The nominated Chief Executive is Eugene Smith, the current Chief Executive of Old Mutual Banking Services. Old Mutual and Nedcor will have equal representation on the board, which will comprise executive and non-executive directors.

The transaction is subject to regulatory approvals, including the Registrar of Banks. It is also subject to the normal due diligence process. As this is a transaction between related parties, an independent investment bank has been requested to provide "fair and reasonable" opinion for the independent, Non Executive Directors of Nedcor.

13 November 2001

ENQUIRIES:

Old Mutual plc, London Zoleka Mzimba Corporate Communications	**Tel: + 44 20 7569 0100**
Old Mutual, South Africa Bruce Allen Group Media Communication	**Tel: + 27 21 509 2732**
College Hill, London Nicholas Williams	**Tel: + 44 20 7457 2020**
College Hill, Johannesburg Robyn Hunt	**Tel: + 27 11 447 3030**

Notes to Editors:

Old Mutual plc

Old Mutual plc is an international financial services company based in London, with expanding operations in life assurance, asset management, banking and general insurance. Old Mutual is listed on the London, Johannesburg, Namibian, Malawian and Zimbabwean stock exchanges.

The company operates the largest life assurance business in Southern Africa, through which it provides life, disability and health insurance, retirement savings and investment products to groups and individuals. Life assurance operations in India, the UK and the US have been launched this year. During 2000, Old Mutual acquired Gerrard Group and United Asset Management Corporation. Old Mutual owns 53% of Nedcor and 51% of the South African general insurance company, Mutual & Federal.

Nedcor Ltd

Nedcor has assets of R173 billion and provides corporate, commercial, investment and retail banking. Nedcor covers the entire South African retail market with its multi-brand strategy: Nedbank Syfrets Private Bank is niched in the high net worth segment, Nedbank is a major player in the upper and aspirational markets, and through its alliance partnerships has an expanding presence in the middle market. Peoples Bank is well positioned in the entrepreneurial and emerging mass market.

OLD MUTUAL PLC

Special Dividend Announced by Mutual & Federal Insurance Company Ltd

Further to the earlier announcement today (RNS 0375N at 11.58am), note that the correct shareholding structure by Old Mutual in Mutual & Federal Insurance Company Ltd is held via a 100% shareholding in Mutual & Federal Investments Ltd, which in turn owns 51% of Mutual & Federal Insurance Company Ltd. The correct announcement is given below:

Old Mutual plc announces that the Board of Mutual & Federal Insurance Company Ltd ("Mutual & Federal"), its 51% general insurance subsidiary listed on the JSE Securities Exchange South Africa, has made a declaration to shareholders of a further special dividend payment.

The special dividend of 350 cents per share will have the effect of returning a further R847 million (approximately £60 million based on yesterday's closing mid rate of exchange*) to shareholders. The dividend will be paid on 10 December 2001.

Mutual & Federal has now declared three special dividends in three consecutive years returning R1,444 million, R723 million and now R847 million in capital to shareholders. This reduction forms part of a critical ongoing review of the efficient use of capital. The solvency margin of Mutual and Federal is currently about 80% and will reduce to 60% after the payment of this dividend. The legislated minimum requirement is 25%.

Old Mutual plc has voting control of Mutual & Federal. It owns 100% of Mutual & Federal Investments Ltd., which in turn owns 51% of Mutual & Federal.

***** Closing mid rate yesterday R14.12/£1***

13 November 2001

ENQUIRIES:

Old Mutual plc, London
Zoleka Mzimba — **Tel: + 44 20 7569 0100**
Corporate Communications

Old Mutual, South Africa
Bruce Allen — **Tel: + 27 21 509 2732**
Group Media Communications

College Hill, London
Nicholas Williams — **Tel: + 44 20 7457 2020**

College Hill, Johannesburg
Robyn Hunt — **Tel: + 27 11 447 3030**

Media Release

November 21 2001

Empowerment groups and trade unions to invest R557 million into Peoples Bank

Nedcor will undertake the largest ever black empowerment initiative in the banking industry with the sale of 30 percent of Peoples Bank to two broad based empowerment groups.

The new shareholding structure will complete Peoples Bank's evolution from a division of Nedcor Bank to an independent bank operating as a subsidiary within the Nedcor group. The restructuring will facilitate the possible stock market listing of Peoples Bank.

Nedcor announced today that 10 percent of Peoples Bank has been sold to the Progressive African Investments Group Ltd (PAI consortium), bringing the total empowerment holding to 30 percent. The members of the PAI consortium comprise the Progressive Youth Investment Company Ltd, Africa Milestone Investments Ltd, and Black Management Forum Investments.

An agreement in principle was reached in September last year for an empowerment consortium led by the Brimstone Investment Corporation Ltd to acquire 20 percent of Peoples Bank. This agreement has now been finalised and the necessary funding secured. The members of the Brimstone consortium include the investment arms of trade unions NUMSA (National Union of Metalworkers of SA) and SARHWU (South African Railway and Harbours Workers Union), and community groups The Disability Employment Concerns Trust, The National Stokvels Association of SA, and WDB Investment Holdings (Pty) Ltd.

The two empowerment groups will invest R557 million in Peoples Bank, implying a value for the bank of R1.9 billion. Peoples Bank is the tenth largest bank in South Africa with assets of R8 billion. It focuses on offering affordable and accessible financial products including mortgages, loans, deposits, insurance and banking products.

Chief executive of Nedcor, Richard Laubscher, said: "Nedcor is delighted at today's announcement which makes Peoples Bank South Africa's largest empowerment bank. The emerging middle class, the underbanked and the entrepreneurial sectors are important ones and I am confident that we now have the management and the partners to make a success of Peoples Bank.

"This announcement should be seen as part of Nedcor's strategy to be strong in all the key consumer markets. Nedbank is well established at the top end of the market. Last week we teamed up with Old Mutual Bank to tackle the broader

middle market, and Peoples Bank is evidence of our determination to be the leading player in the emerging middle class."

Chief executive of Peoples Bank, Lot Ndlovu, said: "Peoples Bank is the first truly empowered bank with critical mass. Its management and staff are fully representative of South Africa's people, it participates extensively in community projects, and the agreements signed with our new empowerment shareholders extends their influence beyond the boardroom through to management and the commercial growth of the business. This total empowerment focus puts Peoples Bank in a firm position to deliver results in its target markets."

Spokesperson for the PAI consortium, Campbell Bomela, said: "We see this as true empowerment. It has wide participation from trade unions, management groups, disability groups and women's groups. And importantly, it gives us an opportunity for skills transfer as four of the senior managers in Peoples Bank come from the PAI consortium."

Spokesperson for the Brimstone consortium, Professor Jakes Gerwel, said: "This is one of the most important empowerment deals in the financial services sector. It is structured in a way favourable to the empowerment shareholders. What is also important is that the service market, the emergent and previously underbanked sectors, is itself part of broader empowerment."

Chief executive officer of the NUMSA Investment Company (Pty) Ltd, Tony Kgobe, said: "This is an exciting development, especially as Peoples Bank's positioning is exactly that of the NUMSA members. We see this as providing financial services and products to enhance the benefits to our members and we are pleased to be a part of this empowerment process and transfer of skills."

An announcement will be made later this week regarding the external funding arrangements of the investment by the empowerment groups, including a put option on Nedcor Bank in the event of certain performance criteria not being met.

Peoples Bank has become a powerful brand in its chosen markets, said Ndlovu, and this has set the platform for future growth and the launch of exciting new products next year. "The brand revolves around the key values of Peoples Bank which are respect, integrity, passion and innovation," he said. Ndlovu added that Peoples Bank hopes to list on the stock exchange within five years.

The empowerment shareholders have commercial agreements with Peoples Bank in terms of which contributions to the bank's business will be rewarded by Peoples Bank on an agreed basis.

Since Lot Ndlovu is an executive director of Nedcor and Nedcor Bank, and he together with three other members of Peoples Bank's senior management team are shareholders of Africa Milestone Investments Ltd (AMI) which holds four

percent of Peoples Bank, a resolution will be proposed to Nedcor shareholders at the next annual general meeting to ratify AMI's participation in the transaction.

Peoples Bank has strategic growth alliances with Old Mutual Group Schemes and the JD Group. These alliances provide new distribution channels, products and client bases. Peoples Bank also has an alliance with Capital One Corporation which provides information-based credit scoring systems.

The effective date of the empowerment transaction is January 1 2002. Peoples Bank is awaiting the necessary regulatory approvals and the completion of certain other conditions.

Notes to Editors:

About the PAI consortium

The consortium comprises a wide grouping of empowerment organisations. The Progressive Youth Investment Company Ltd is made up of a number of student organisations including the South African Youth Development Trust. Africa Milestone Investments Ltd comprises the SA Council for the Aged, SA Association of Youth Clubs, and the Adult Educators and Trainers Association of South Africa. Black Management Forum Investments is an organisation of black managers and professionals in the private and public sectors.

About Brimstone Investment Corporation Ltd

Brimstone is a leading empowerment group in South Africa. It was started in 1994 and listed as an investment trust with a diversified mandate in 1998, but since then has become a focused financial services company.

About Peoples Bank Ltd

Peoples Bank was established in 1995 as a retail brand of Nedcor Bank Ltd following its split from the South African Permanent Building Society, which subsequently became Permanent Bank. After the incorporation of the businesses of FBC Fidelity Bank, NedEnterprise (Nedcor's SME arm) and Peoples Bank in 2000, Peoples Bank is today South Africa's tenth largest bank. It has approximately one million customers, a national network of 73 branches, 150 points of presence in JD Group outlets, access to over 1000 ATMs, and 650 staff members.

About Nedcor Ltd

Nedcor has assets of R173 billion and provides corporate, commercial, investment and retail banking. Nedcor covers the entire retail market with its multi-brand strategy: Nebank Syfrets Private Bank is niched in the high net worth segment, Nedbank is a major player in the upper and aspirational markets, and through its alliance partnerships with Old Mutual, Pick 'n Pay, Imperial Bank and JD Group, has an expanding presence in the middle market. Empowerment bank Peoples Bank is now well positioned in the emerging middle class, underbanked and entrepreneurial sectors.

Issued by: Nedcor Media Relations
(011) 294 0371

OLD MUTUAL PLC

Payment of Interim Dividend

Old Mutual plc will, tomorrow, 30 November 2001, be making payment of its interim dividend of 1.7p per share for the six months ended 30 June 2001 to shareholders that were on the register at close of business on 19 October 2001.

In accordance with the company's Articles of Association, Old Mutual has written to inform those shareholders who have not yet cashed any of the cheques for the company's previous three dividends that it will not be sending further dividend cheques to such shareholders unless and until they contact the company's registrars. Under the company's Articles of Association, unclaimed dividends may still be claimed by the persons entitled for a period of 12 years from the date when originally due.

Contact details for the company's registrars in the United Kingdom are as follows:-

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

29 November 2001

ENQUIRIES:

Old Mutual plc
James Poole, Director, Investor Relations — **Tel: + 44 20 7569 0100**

College Hill, London
Gareth David — **Tel: + 44 20 7457 2020**

College Hill, Johannesburg
Robyn Hunt — **Tel: + 27 11 447 3030**

OLD MUTUAL PLC

Payment of Interim Dividend

Old Mutual plc will, tomorrow, 30 November 2001, be making payment of its interim dividend of 22.20 Namibian cents per share for the six months ended 30 June 2001 to shareholders that were on the register at close of business on 19 October 2001.

In accordance with the company's Articles of Association, Old Mutual has written to inform those shareholders who have not yet cashed any of the cheques for the company's previous three dividends that it will not be sending further dividend cheques to such shareholders unless and until they contact the company's registrars. Under the company's Articles of Association, unclaimed dividends may still be claimed by the persons entitled for a period of 12 years from the date when originally due.

Contact details for the company's registrars in Namibia are as follows:-

Transfer Secretaries (Pty) Limited
P O Box 2401
Windhoek
Namibia

29 November 2001

ENQUIRIES:

Old Mutual plc
James Poole, Director, Investor Relations — **Tel: + 44 20 7569 0100**

Old Mutual, Namibia — **Tel: + 264 61 229 3500**
Willem Koegelenberg, Manager Corporate Services

College Hill, London
Gareth David — **Tel: + 44 20 7457 2020**

College Hill, Johannesburg
Robyn Hunt — **Tel: + 27 11 447 3030**

OLD MUTUAL PLC

Payment of Interim Dividend

Old Mutual plc will, tomorrow, 30 November 2001, be making payment of its interim dividend of 1.5218 Malawi Kwacha per share for the six months ended 30 June 2001 to shareholders that were on the register at close of business on 19 October 2001.

In accordance with the company's Articles of Association, Old Mutual has written to inform those shareholders who have not yet cashed any of the cheques for the company's previous three dividends that it will not be sending further dividend cheques to such shareholders unless and until they contact the company's registrars. Under the company's Articles of Association, unclaimed dividends may still be claimed by the persons entitled for a period of 12 years from the date when originally due.

Contact details for the company's registrars in Malawi are as follows:-

Nico Corporate Finance Limited
P O Box 1396
Blantyre
Malawi

29 November 2001

ENQUIRIES:

Old Mutual plc James Poole, Director, Investor Relations	**Tel: + 44 20 7569 0100**
Old Mutual, Malawi Jean Du Plessis, Managing Director	**Tel: + 265 620 677**
College Hill, London Gareth David	**Tel: + 44 20 7457 2020**
College Hill, Johannesburg Robyn Hunt	**Tel: + 27 11 447 3030**

OLD MUTUAL PLC
Registered in England and Wales, No. 3591559
ISIN CODE: GB0007389926
SHARE CODE: OML

Payment of Interim Dividend

Old Mutual plc will, tomorrow, 30 November 2001, be making payment of its interim dividend of 22,20 South African cents per share for the six months ended 30 June 2001 to shareholders that were on the register at close of business on 19 October 2001.

In accordance with the company's Articles of Association, Old Mutual has written to inform those shareholders who have not yet cashed any of the cheques for the company's previous three dividends that it will not be sending further dividend cheques to such shareholders unless and until they contact the company's registrars. Under the company's Articles of Association, unclaimed dividends may still be claimed by the persons entitled for a period of 12 years from the date when originally due.

Contact details for the company's registrars in South Africa are as follows:-

Computershare Services Limited
P O Box 61595
Marshalltown, 2107
South Africa

29 November 2001

ENQUIRIES:

Old Mutual plc
James Poole, Director, Investor Relations **Tel: + 44 20 7569 0100**

Old Mutual, South Africa
Martin Minnaar, Head of Shareholder Services **Tel: + 27 21 509 4403**

College Hill, London
Gareth David **Tel: + 44 20 7457 2020**

College Hill, Johannesburg
Robyn Hunt **Tel: + 27 11 447 3030**

OLD MUTUAL PLC

Payment of Interim Dividend

Old Mutual plc will, tomorrow, 30 November 2001, be making payment of its interim dividend of 1.3658 Zimbabwean dollars per share for the six months ended 30 June 2001 to shareholders that were on the register at close of business on 19 October 2001.

In accordance with the company's Articles of Association, Old Mutual has written to inform those shareholders who have not yet cashed any of the cheques for the company's previous three dividends that it will not be sending further dividend cheques to such shareholders unless and until they contact the company's registrars. Under the company's Articles of Association, unclaimed dividends may still be claimed by the persons entitled for a period of 12 years from the date when originally due.

Contact details for the company's registrars in Zimbabwe are as follows:-

Corpserve (Private) Limited
4th Floor, UDC Centre
Corner 1st Street and Union Avenue
Harare
Zimbabwe

29 November 2001

ENQUIRIES:

Old Mutual plc
James Poole, Director, Investor Relations — **Tel: + 44 20 7569 0100**

Old Mutual, Zimbabwe
Simon Hammond, Financial Director — **Tel: + 263 4 308400**

College Hill, London
Gareth David — **Tel: + 44 20 7457 2020**

College Hill, Johannesburg
Robyn Hunt — **Tel: + 27 11 447 3030**

ICM Principals Purchase Equity Stake from Old Mutual

Baltimore, MD December 5, 2001 -- Institutional asset manager Investment Counselors of Maryland (ICM) confirmed today that the firm's principals have purchased a significant equity stake in the firm from parent Old Mutual (US) Holdings, the U.S. holding company of international financial services firm Old Mutual plc (LSE: OML). The transaction was completed on November 30, 2001.

The agreement alters the existing revenue-sharing relationship between ICM and Old Mutual resulting in a significant increase in retained revenues for ICM. The revenue-sharing terms were originally set in 1986 when ICM became a part of United Asset Management Corporation (UAM), which was acquired by Old Mutual in September of 2000.

"We believe this reorganization strengthens our team, demonstrates our commitment to the firm, and will be very beneficial for our clients," said Stuart Christhilf, chief executive officer of ICM. "Our increase in retained earnings gives us the resources we need to retain and reward our key professionals, and to plan for the future of the firm by attracting talented money management professionals and support staff."

The agreement does not change the management of the firm in any material way. The firm will be managed by a four-person board of directors, including three of ICM's principals and one director representing Old Mutual. There will be no change in the firm's investment strategy or processes.

About Investment Counselors of Maryland

Established in 1972, Investment Counselors of Maryland manages approximately $1.7 billion in assets for institutional clients including public and corporate retirement funds, endowments and foundations, and for wealthy families and individuals. The firm specializes in managing value equities across all market capitalizations, and employs a combination of proprietary quantitative tools and rigorous fundamental analysis in a bottom-up research process. More information on ICM is available at http://www.icomd.com.

Media contacts:

Tucker Hewes, Hewes Communications, Inc., (212) 207-9451, tucker@hewescomm.com

# # #

OLD MUTUAL PLC

Old Mutual plc ("Old Mutual") draws attention to the announcement issued today by Aberdeen Asset Management PLC confirming the acquisition of Old Mutual International's ("OMI") Isle of Man based offshore life assurance company, which is in run off having been closed to new business in 1998.

This transaction does not affect the OMI's successful offshore life assurance and fund management businesses managed from Guernsey nor the offshore private banking business of Gerrard Private Bank based on the Isle of Man, Jersey and Guernsey.

Michael Newman, Chairman of Old Mutual Isle of Man said:

"The Old Mutual International Isle of Man transaction removes an obvious duplication in our corporate structure and enables us to focus even greater resources on our growth business. Our service to offshore customers through our Guernsey based Old Mutual International and Gerrard's offshore bank remains totally unaffected".

A summary of the transaction is attached.

12 December 2001

ENQUIRIES:

Old Mutual Plc
London — **Tel: +44 (0) 20 7569 0100**
Zoleka Mzimba

Cape Town — **Tel: +27 (0) 21 509 2732**
Bruce Allen

Hook — **Tel: +44 (0) 1256 743 310**
Cheryl Dowler

Isle of Man — **Tel: +44 (0) 1624 64 5000**
Greg Horton

College Hill, London — **Tel: +44 (0) 20 7457 2020**
Kim Milnes

College Hill, Johannesburg — **Tel: +27 (0) 11 447 3030**
Robyn Hunt

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland.

Aberdeen Asset Management PLC
Acquisition of Old Mutual International (Isle of Man) Limited and related companies

Introduction

Aberdeen Asset Management PLC (AND.L) today announces that it has entered into a conditional contract for the acquisition of the OMI (Isle of Man) Companies. The acquisition, which is subject to regulatory approval, is part of the Company's strategy of combining growth through acquisition activity with organic growth through an increased diversity of distribution channels, a wider choice of funds and a high level of customer service.

Acquisition of the OMI Companies

Aberdeen Asset Management has agreed, subject to regulatory approval, to purchase the entire issued share capital of four companies, being Old Mutual International (Isle of Man) Limited ("OMI"), an Isle of Man life company and related service and dormant companies in the UK, Isle of Man and Jersey (together with OMI, the "OMI Companies") for a consideration of approximately £36.15 million, consisting of £15.40 million for net assets and £20.75 million in respect of embedded value.

OMI was incorporated on 4 July 1985 in the Isle of Man. It is a life insurance company, but has been closed to new business since 1998.

The policyholder funds of OMI are currently in the region of £300 million and the in-force policies number some 15,000 which, following the transfer of the investment management arrangements, will benefit the Company by increasing its funds under management. It is the Company's intention to reopen OMI to new business, targeting the sale of offshore investment products incorporating a "life assurance wrapper" through the Company's existing world-wide distribution channels. It is also the Company's intention to continue to run the acquired in-force policies as a closed book, allowing only top-ups and increases by policyholders to the existing policies. The acquired in-force policies are held by policyholders throughout the world.

OMI is regulated by the Isle of Man Government Insurance and Pensions Regulatory Authority with whom OMI and the Company have already been in contact in respect of the transaction. It is anticipated that such regulatory approval of the acquisition, one of the contract conditions, will take approximately four weeks to obtain.